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TABLE OF CONTENTS OF PROSPECTUS SUPPLEMENT

Filed pursuant to General Instruction II.L. of Form F-10;
File No. 333-189157.

A copy of this preliminary prospectus supplement has been filed with the securities regulatory authority in each of the provinces of Canada and with the Securities and Exchange Commission in the United States, but has not yet become final for the purposes of the sale of securities. Information contained in this preliminary prospectus supplement may not be complete and may have to be amended.

No securities regulatory authority has expressed an opinion about these securities and it is an offence to claim otherwise.

This prospectus supplement (the "Prospectus Supplement"), together with the accompanying short form base shelf prospectus dated June 6, 2013 to which it relates, as amended or supplemented (the "Prospectus"), and each document incorporated by reference into this Prospectus Supplement and into the Prospectus constitutes a public offering of these securities only in those jurisdictions where they may be lawfully offered for sale therein and only by persons permitted to sell such securities. See "Plan of Distribution".

Information has been incorporated by reference in this Prospectus Supplement from documents filed with securities commissions or similar authorities in Canada. Copies of the documents incorporated herein by reference may be obtained on request without charge from the Corporate Secretary of Enbridge Inc. at Suite 3000, 425 – 1st Street, S.W., Calgary, Alberta, Canada, T2P 3L8 (telephone (403) 231-3900) and are also available electronically at www.sedar.com.

Subject to Completion, Dated June 18, 2014
PROSPECTUS SUPPLEMENT TO THE SHORT FORM BASE SHELF PROSPECTUS DATED JUNE 6, 2013

New Issue	June 18, 2014

ENBRIDGE INC.

$    •

    •    Common Shares

        Enbridge Inc. (the "Corporation") is hereby qualifying for distribution     •    common shares ("Common Shares") of the Corporation at a price of $    •     per share being offered to the public through the Underwriters (as hereinafter defined) (the "Offering"). See "Plan of Distribution".

Price: $    •    per Common Share

	Price to the Public(1)		Underwriting Commission(2)		Net Proceeds to the Corporation(2)
Per Offered Share	$	•	$	•	$	•
Total(3)	$	•	$	•	$	•

Notes:

(1)
The Offering price was determined by negotiation between the Corporation and RBC Dominion Securities Inc. and Credit Suisse Securities (Canada), Inc. as co-lead underwriters (the "Co-Lead Underwriters") on their own behalf and on behalf of     •    ,    •    ,    •    ,    •    ,     •    ,    •    ,    •    ,    •    ,     •    ,    •    ,    •    ,    •    , and     •    (together with the Co-Lead Underwriters, the "Underwriters"). The Underwriters may offer the Offered Shares at a lower price than the price noted above. See "Plan of Distribution".

(2)
Before deducting the estimated expenses of the Offering of approximately $    •    . The expenses of the Offering will be paid from the general funds of the Corporation.

(3)
The Corporation has granted to the Underwriters an option (the "Over-Allotment Option") to purchase up to an additional    •    Common Shares on the same terms as set forth above, exercisable in whole or in part, within 30 days of the closing of the Offering, to cover over-allotment, if any. If the Over-Allotment Option is exercised in full, the total "Price to the Public", the "Underwriting Commission" and the "Net Proceeds to the Corporation", before expenses of the Offering, will be $    •    , $    •    and $    •    , respectively. See "Plan of Distribution". The Common Shares that may be issued on the exercise of the Over-Allotment Option are also qualified for distribution under this Prospectus Supplement (the Common Shares qualified for distribution under this Prospectus Supplement, including any issued pursuant to the Underwriters' exercise of the Over-Allotment Option are referred to herein as the "Offered Shares"). A purchaser who acquires Common Shares forming part of the Underwriters' over-allocation position acquires those Common Shares under the Prospectus as supplemented by this Prospectus Supplement, regardless of whether the over-allocation position is ultimately filled through the exercise of the Over-Allotment Option or secondary market purchases.

Underwriters' Position	Maximum size or number of securities held	Exercise period	Exercise price
Over-Allotment Option	• Offered Shares	Exercisable within 30 days of the closing of the Offering	$• per Offered Share

        The Common Shares are listed on the Toronto Stock Exchange ("TSX") and on the New York Stock Exchange ("NYSE") under the symbol "ENB". On June 17, 2014, the day before the announcement of the Offering, the closing price of the Common Shares was $51.96 per Common Share on the TSX and was US$47.80 per Common Share on the NYSE. On June 18, 2014, the last day on which the Common Shares traded prior to the filing of this Prospectus Supplement, the closing price of the Common Shares was $    •    per Common Share on the TSX and US$    •    per Common Share on the NYSE. The Corporation has applied to the TSX and the NYSE to list the Offered Shares described in this Prospectus Supplement. Listing will be subject to the Corporation fulfilling all the listing requirements of the TSX and the NYSE. There can be no assurance that the Offered Shares will be accepted for listing on the TSX or the NYSE.

        It is currently anticipated that the closing date of the Offering (the "Offering Closing Date") will be on or about June 24, 2014, or such later date as the Corporation and the Underwriters may agree.

        The terms of the Offering were determined by negotiations between the Corporation and the Co-Lead Underwriters on their own behalf and on behalf of the other Underwriters.

        The Underwriters, as principals, conditionally offer the Offered Shares, subject to prior sale, if, as and when issued by the Corporation to, and accepted by, the Underwriters in accordance with the conditions contained in the Underwriting Agreement referred to under "Plan of Distribution", and subject to the approval of certain legal matters relating to the Offering on behalf of the Corporation by McCarthy Tétrault LLP and on behalf of the Underwriters by Dentons Canada LLP and certain legal matters relating to United States law on behalf of the Corporation by Sullivan & Cromwell LLP and on behalf of the Underwriters by Paul, Weiss, Rifkind, Wharton & Garrison LLP.

        Subscriptions for Offered Shares will be received subject to rejection or allotment in whole or in part and the Underwriters reserve the right to close the subscription books at any time without notice. Unless otherwise determined by the Corporation and the Underwriters, certificates representing the Offered Shares will be issued in registered form to CDS Clearing and Depository Services Inc. ("CDS") or its nominee and will be deposited with CDS on the Offering Closing Date. Unless otherwise determined by the Corporation and the Underwriters, a purchaser of Offered Shares will receive only a customer confirmation from a registered dealer which is a CDS participant and from or through which the Common Shares are purchased.

        Subject to applicable laws, the Underwriters may, in connection with the Offering, over-allot or effect transactions which stabilize or maintain the market price of the Offered Shares at levels other than those which might otherwise prevail on the open market. Such transactions, if commenced, may be discontinued at any time. See "Plan of Distribution".

        In the opinion of counsel, the Offered Shares, if issued on the date hereof, generally would be qualified investments under the Income Tax Act (Canada) (the "Tax Act") for certain tax-exempt trusts. See "Eligibility for Investment".

        Investing in the Offered Shares involves certain risks. See "Risk Factors" in the accompanying Prospectus and in this Prospectus Supplement.

        Each of the Underwriters is, directly or indirectly, a subsidiary or an affiliate of a lender which is one of the lenders to the Corporation or its subsidiaries and to which the Corporation or its subsidiaries is currently indebted. Consequently, the Corporation may be considered a connected issuer of the Underwriters for the purposes of securities regulations in certain provinces of Canada. The net proceeds from this Offering may be used to reduce the Corporation's indebtedness to such lenders. See "Relationship Between the Corporation's Lenders and the Underwriters" and "Use of Proceeds".

        This Offering is made by a Canadian issuer that is permitted, under the multijurisdictional disclosure system adopted in the United States, to prepare this Prospectus Supplement and the Prospectus in accordance with Canadian disclosure requirements. Prospective investors should be aware that such requirements are different from those of the United States. The financial statements incorporated herein and in the Prospectus have been prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP") and are subject to Canadian and United States auditing and auditor independence standards.

        Prospective investors should be aware that the acquisition of the Common Shares may have tax consequences both in the United States and Canada. Such tax consequences for investors who are resident in, or citizens of, the United States may not be described fully in this Prospectus Supplement or in the Prospectus. Prospective investors should read the tax discussion under "Certain Income Tax Considerations" in this Prospectus Supplement.

        The enforcement by investors of civil liabilities under United States federal securities laws may be affected adversely by the fact that the Corporation is incorporated and organized under the laws of Canada, that some or all of its officers and directors are residents of Canada, that some or all of the Underwriters or experts named in the registration statement are residents of Canada and that all or a substantial portion of the assets of the Corporation and said persons are located outside the United States.

        The Common Shares have not been approved or disapproved by the United States Securities and Exchange Commission (the "SEC") or any state securities commission nor has the SEC or any United States state securities commission passed upon the accuracy or adequacy of this Prospectus Supplement and the Prospectus. Any representation to the contrary is a criminal offence.

ii

IMPORTANT NOTICE ABOUT INFORMATION IN THIS
PROSPECTUS SUPPLEMENT AND THE ACCOMPANYING PROSPECTUS

        This document is in two parts. The first part is this Prospectus Supplement, which describes the specific terms of the securities the Corporation is offering and also adds to and updates certain information contained in the Prospectus and the documents incorporated by reference therein. The second part, the Prospectus, gives more general information, some of which may not apply to the Offered Shares offered hereunder. Defined terms used in this Prospectus Supplement that are not defined herein have the meanings ascribed thereto in the Prospectus.

        The Corporation is responsible only for the information contained in or incorporated by reference into this Prospectus Supplement, the Prospectus and any related free writing prospectus the Corporation prepares or authorizes. The Corporation has not, and the Underwriters have not, authorized anyone to provide you with different or additional information, and the Corporation and the Underwriters take no responsibility for any other information that others may give to you. The Corporation is not, and the Underwriters are not, making an offer to sell the Offered Shares in any jurisdiction where the offer or sale is not permitted. You should not assume that the information appearing in this Prospectus Supplement or the Prospectus, or any documents incorporated by reference herein or therein, is accurate as of any date other than the date on the front of those documents as the Corporation's business, operating results, financial condition and prospects may have changed since that date.

        In this Prospectus Supplement, unless otherwise specified or the context otherwise requires, all dollar amounts are expressed in Canadian dollars. References to "dollars" or "$" are to lawful currency of Canada. References to "US dollars" or "US$" are to lawful currency of the United States of America. Unless otherwise indicated, all financial information included and incorporated by reference in this Prospectus Supplement and the Prospectus is determined using U.S. GAAP.

DOCUMENTS INCORPORATED BY REFERENCE

        This Prospectus Supplement is incorporated by reference into the Prospectus as of the date hereof and only for the purposes of the distribution of the Offered Shares offered hereby. As of the date hereof, the following documents filed with the securities commissions or similar authorities in each of the provinces of Canada are specifically incorporated by reference into and form an integral part of this Prospectus Supplement and the Prospectus.

  (a)
  consolidated comparative financial statements of the Corporation for the years ended December 31, 2013 and 2012 and the auditors' report thereon;

  (b)
  management's discussion and analysis of financial condition and results of operations for the year ended December 31, 2013;

  (c)
  consolidated comparative interim unaudited financial statements of the Corporation for the three month period ended March 31, 2014;

  (d)
  management's discussion and analysis of financial condition and results of operations for the three month period ended March 31, 2014;

  (e)
  management information circular of the Corporation dated March 4, 2014 relating to the annual and special meeting of shareholders held on May 7, 2014;

  (f)
  annual information form ("AIF") of the Corporation dated February 14, 2014 for the year ended December 31, 2013;

  (g)
  news release dated June 18, 2014 issued by the Corporation announcing the finalization of its mainline replacement cost estimate; and

  (h)
  template term sheet dated June 18, 2014 (the "Term Sheet") prepared for potential investors in connection with the Offering.

        Any documents of the type referred to above, any interim financial statements and related management's discussion and analysis, any material change reports (except confidential material change reports), business acquisition reports and any exhibits to interim unaudited financial statements which contain updated earnings coverage calculations filed by the Corporation with the various securities commissions or similar authorities in

Canada after the date of this Prospectus Supplement and prior to the completion or termination of the Offering shall be deemed to be incorporated by reference into this Prospectus Supplement and the Prospectus. These documents are available through the internet on the System for Electronic Document Analysis and Retrieval ("SEDAR") which can be accessed at www.sedar.com. In addition, any similar documents filed by the Corporation with the SEC in the Corporation's periodic reports on Form 6-K or annual reports on Form 40-F, and any other documents filed with or furnished to the SEC pursuant to Section 13(a), 13(c) or 15(d) of the U.S. Securities Exchange Act of 1934, in each case after the date of this Prospectus Supplement, shall be deemed to be incorporated by reference into this Prospectus Supplement, the Prospectus and the registration statement of which this Prospectus Supplement and the Prospectus form a part, if and to the extent expressly provided in such reports. The Corporation's periodic reports on Form 6-K and annual reports on Form 40-F (and amendments thereto) are available on the SEC's web site at www.sec.gov.

        Upon a new annual information form and the related annual financial statements and management's discussion and analysis being filed by the Corporation with and, where required, accepted by the applicable securities regulatory authorities during the term of the Prospectus, any previous annual information form, any previous annual financial statements, all interim financial statements and accompanying management's discussion and analysis, any material change reports and any business acquisition reports filed by the Corporation prior to the commencement of the financial year of the Corporation in respect of which the new annual information form is filed shall be deemed no longer to be incorporated into the Prospectus for purposes of future offers and sales of securities hereunder. Upon interim financial statements and the accompanying management's discussion and analysis being filed by the Corporation with the applicable securities regulatory authorities during the term of the Prospectus, all interim financial statements and the accompanying management's discussion and analysis filed prior to the new interim financial statements shall be deemed no longer to be incorporated into the Prospectus for purposes of future offers and sales of securities hereunder, and upon a new management information circular relating to an annual meeting of shareholders of the Corporation being filed by the Corporation with the applicable securities regulatory authorities during the term of the Prospectus, any management information circular for a previous annual meeting of shareholders shall be deemed no longer to be incorporated by reference into the Prospectus for purposes of future offers and sales of securities hereunder.

        Any statement contained in the Prospectus or this Prospectus Supplement or in a document incorporated or deemed to be incorporated by reference herein or therein shall be deemed to be modified or superseded for purposes of the Prospectus or this Prospectus Supplement to the extent that a statement contained herein or in a document incorporated or deemed to be incorporated by reference herein or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. The modifying or superseding statement need not state that it has modified or superseded a prior statement or include any other information set forth in the document that it modifies or supersedes. The making of such a modifying or superseding statement shall not be deemed an admission for any purposes that the modified or superseded statement, when made, constituted a misrepresentation, an untrue statement of a material fact or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute part of the Prospectus or this Prospectus Supplement.

        Template versions of marketing materials (as such term is defined under applicable Canadian securities laws) for this Offering, consisting of the news release dated June 18, 2014 issued by the Corporation and the Term Sheet describing the particulars of the Offering, were filed with the securities commission or similar regulatory authority in each of the provinces of Canada on June 18, 2014. The template versions of the marketing materials are incorporated by reference into this Prospectus Supplement, but are not part of this Prospectus Supplement to the extent that the contents of a template version of the marketing materials have been modified or superseded by a statement contained in this Prospectus Supplement. In addition, any template version of any other marketing materials filed with the securities commission or similar regulatory authority in each of the provinces of Canada in connection with this Offering after the date hereof but prior to the termination of the distribution of the securities under this Prospectus Supplement is deemed to be incorporated by reference herein.

        Copies of the documents incorporated by reference in the Prospectus and Prospectus Supplement may be obtained on request without charge from the Corporate Secretary of Enbridge Inc., Suite 3000, 425 – 1st Street S.W., Calgary, Alberta, T2P 3L8 (telephone (403) 231-3900).

EXCHANGE RATE DATA

        The following table sets forth certain exchange rates based on the noon rate in Toronto, Ontario as reported by the Bank of Canada. Such rates are set forth as U.S. dollars per $1.00 and are the inverse of rates quoted by the Bank of Canada for Canadian dollars per US$1.00. On June 18, 2014, the inverse of this rate was US$0.9200 per $1.00.

			Year Ended December 31,
	Three Months Ended March 31, 2014
			2013	2012	2011
Low	US $	0.8888	0.9348	0.9599	0.9430
High	US $	0.9422	1.0164	1.0299	1.0583
Period End	US $	0.9047	0.9402	1.0051	0.9833
Average	US $	0.9064	0.9710	1.0004	1.0110

Source: Bank of Canada website.

 SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

        The Prospectus and this Prospectus Supplement, including documents incorporated by reference into the Prospectus and this Prospectus Supplement, contain both historical and forward-looking statements within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, and Section 21E of the U.S. Securities Exchange Act of 1934, as amended. This information has been included to provide readers with information about the Corporation and its subsidiaries, including management's assessment of the Corporation and its subsidiaries' future plans and operations. This information may not be appropriate for other purposes. Forward-looking statements are typically identified by words such as "anticipate", "expect", "project", "estimate", "forecast", "plan", "intend", "target", "believe" and similar words suggesting future outcomes or statements regarding an outlook. Forward-looking information or statements included or incorporated by reference in the Prospectus and this Prospectus Supplement include, but are not limited to, statements with respect to: expected earnings or adjusted earnings; expected earnings or adjusted earnings per share; expected future cash flows; expected costs related to projects under construction; expected in-service dates for projects under construction; expected capital expenditures; estimated future dividends; and expected costs related to leak remediation and potential insurance recoveries.

        Although the Corporation believes that these forward-looking statements are reasonable based on the information available on the date such statements are made and processes used to prepare the information, such statements are not guarantees of future performance and readers are cautioned against placing undue reliance on forward-looking statements. By their nature, these statements involve a variety of assumptions, known and unknown risks and uncertainties and other factors, which may cause actual results, levels of activity and achievements to differ materially from those expressed or implied by such statements. Material assumptions include assumptions about:

  •
  the expected supply and demand for crude oil, natural gas, natural gas liquids and renewable energy;

  •
  prices of crude oil, natural gas, natural gas liquids and renewable energy;

  •
  expected exchange rates, inflation and interest rates;

  •
  the availability and price of labour and pipeline construction materials;

  •
  operational reliability;

  •
  customer and regulatory approvals;

  •
  maintenance of support and regulatory approvals for the Corporation's projects;

  •
  anticipated in-service dates; and

  •
  weather.

        Assumptions regarding the expected supply and demand of crude oil, natural gas, natural gas liquids and renewable energy, and the prices of these commodities, are material to and underlie all forward-looking statements. These factors are relevant to all forward-looking statements as they may impact current and future levels of demand for the Corporation's services. Similarly, exchange rates, inflation and interest rates impact the economies and business environments in which the Corporation operates, may impact levels of demand for the Corporation's services and cost of inputs, and are therefore inherent in all forward-looking statements. Due to the interdependencies and correlation of these macroeconomic factors, the impact of any one assumption on a forward-looking statement cannot be determined with certainty, particularly with respect to expected earnings or adjusted earnings and associated per share amounts, or estimated future dividends. The most relevant assumptions associated with forward-looking statements on projects under construction, including estimated in-service dates and expected capital expenditures, include:

  •
  the availability and price of labour and construction materials;

  •
  the effects of inflation and foreign exchange rates on labour and material costs;

  •
  the effects of interest rates on borrowing costs; and

  •
  the impact of weather and customer and regulatory approvals on construction schedules.

        The Corporation's forward-looking statements are subject to risks and uncertainties pertaining to operating performance, regulatory parameters, project approval and support, weather, economic and competitive conditions, changes in tax law and tax rate increases, exchange rates, interest rates, commodity prices and supply and demand for commodities, including but not limited to those risks and uncertainties discussed in the Prospectus and this Prospectus Supplement and in documents incorporated by reference into the Prospectus and this Prospectus Supplement. The impact of any one risk, uncertainty or factor on a particular forward-looking statement is not determinable with certainty as these are interdependent and the Corporation's future course of action depends on management's assessment of all information available at the relevant time. Except to the extent required by law, the Corporation assumes no obligation to publicly update or revise any forward-looking statements made in the Prospectus and this Prospectus Supplement or otherwise, whether as a result of new information, future events or otherwise. All subsequent forward-looking statements, whether written or oral, attributable to the Corporation or persons acting on the Corporation's behalf, are expressly qualified in their entirety by these cautionary statements.

WHERE TO FIND MORE INFORMATION

        The Corporation has filed with the SEC a registration statement on Form F-10 relating to the Common Shares. This Prospectus Supplement and the Prospectus, which constitute a part of the registration statement, do not contain all of the information contained in the registration statement, certain items of which are contained in the exhibits to the registration statement as permitted by the rules and regulations of the SEC. Statements included or incorporated by reference in this Prospectus Supplement and in the Prospectus about the contents of any contract, agreement or other documents referred to are not necessarily complete and, in each instance, prospective investors should refer to the exhibits for a complete description of the matter involved. Each such statement is qualified in its entirety by such reference.

        The Corporation files annual and quarterly financial information, material change reports, business acquisition reports and other material with the securities commission or similar regulatory authority in each of the provinces of Canada and with the SEC. Under the multi-jurisdictional disclosure system adopted by the United States, documents and other information that the Corporation files with the SEC may be prepared in accordance with the disclosure requirements of Canada, which are different from those of the United States. Prospective investors may read and download any public document that the Corporation has filed with the securities commission or similar regulatory authority in each of the provinces of Canada on SEDAR at www.sedar.com. Prospective investors may read and copy any document the Corporation has filed with the SEC at the SEC's public reference room in Washington D.C. and may also obtain copies of those documents from the public reference room of the SEC at 100 F Street, N.E., Washington, D.C. 20549 by paying a fee. Additionally, prospective investors may read and download some of the documents the Corporation has filed with the SEC's Electronic Data Gathering and Retrieval system at www.sec.gov. Reports and other information about the Corporation may also be inspected at the offices of the New York Stock Exchange, 20 Broad Street, New York, New York 10005.

 RECENT DEVELOPMENTS

Line 3 Replacement

        On March 3, 2014, the Corporation and Enbridge Energy Partners, L.P. ("EEP") announced that shipper support was received for an approximate $7 billion investment in their Canadian and United States mainline system running from Edmonton, Alberta to Superior, Wisconsin (collectively, the "L3R Program"). The Canadian portion of the L3R Program (the "Canadian L3R Program") will complement existing integrity programs by replacing approximately 1,084-kilometres (673-miles) of the remaining line segments of the existing Line 3 pipeline between Hardisty, Alberta and Gretna, Manitoba. While the L3R Program will not provide an increase in the overall capacity of the mainline system, it will support the safety and operational reliability of the system, enhance flexibility and allow the Company to optimize throughput. The L3R Program is expected to achieve an equivalent 34-inch diameter pipeline capacity of approximately 760,000 bpd.

        On June 18, 2014, the Corporation and EEP announced that the final scope and cost estimate for the L3R Program is approximately $7.5 billion. The agreement between Enbridge and its mainline shippers includes an international joint tariff ("IJT") surcharge to provide return on and of the capital investment. The IJT surcharge will be adjusted to reflect 75% of the increase in the incremental investment required. Substantially all of the increase in the final estimate applies to the Canadian L3R Program, estimated to cost approximately $4.9 billion. The U.S. portion of the program is estimated to cost approximately US$2.6 billion. The U.S. program will be funded jointly by Enbridge and EEP at participation levels to be finalized and approved by a special committee of the board of directors of EEP.

        Subject to the finalization of regulatory and other approvals, the Canadian L3R Program is targeted to be completed in the second half of 2017.

Northern Gateway

        On June 17, 2014, the Corporation announced that, pursuant to the recommendation of an independent body established by the Minister of the Environment and the National Energy Board to review the project (the "Joint Review Panel"), the Northern Gateway pipeline project has received Governor in Council approval by the Canadian federal government. The recommendation is subject to the 209 conditions set out by the Joint Review Panel. The Corporation has emphasized its commitment to achieving world class standards for safety and environmental protection while working toward the satisfaction of the 209 conditions, working with the Province of British Columbia on the five conditions for the support of major pipeline projects in the province and to continue to engage with Aboriginal communities. The Northern Gateway pipeline project includes a 1,177 km twin pipeline system from Bruderheim, Alberta to Kitimat, British Columbia and marine terminal located on Canada's west coast. The Northern Gateway pipeline, upon completion, is expected to transport approximately 525,000 bpd of oil for export and import approximately 193,000 bpd of condensate.

Executive Changes

        On June 18, 2014, the Corporation announced that J. Richard Bird, Executive Vice President, Chief Financial Officer & Corporate Development, plans to retire by the end of 2014. Upon Mr. Bird's retirement, his responsibilities will be split into two separate roles of chief financial officer and chief development officer. Enbridge also announced the appointment of John Whelen as Senior Vice President, Finance and of Vern Yu as Senior Vice President, Corporate Development, both reporting to Mr. Bird, effective July 1st, 2014.

USE OF PROCEEDS

        Assuming the Over-Allotment Option is not exercised, the net proceeds to the Corporation from the Offering will be approximately $    •    , after deducting $    •    in underwriting commission and $    •    in estimated expenses of the Offering. If the Underwriters exercise the Over-Allotment Option in full, the net proceeds from the Offering will be approximately $    •    , after deducting $    •    in underwriting commission and $    •    in estimated expenses of the Offering. The expenses of the Offering and the Underwriting Commission will be paid from the general funds of the Corporation.

        The net proceeds of the Offering will be used to partially fund capital projects, including the L3R Program, and to reduce short term indebtedness of the Corporation and its affiliates, which short term indebtedness was used to fund the Corporation's capital program, to make investments in subsidiaries and for other general corporate purposes. The Corporation may invest funds that it does not immediately require in short term marketable debt securities.

CHANGES IN CONSOLIDATED CAPITALIZATION

        Other than the effect of changes in foreign currency exchange rates on United States dollar denominated loans and the issuance by the Corporation of 20,000,000 cumulative redeemable preference shares, series 11, pursuant to a prospectus supplement dated May 14, 2014, US$500,000,000 principal amount of floating rate senior notes, US$500,000,000 of 3.50% senior notes and US$500,000,000 of 4.50% senior notes pursuant to a prospectus supplement dated May 28, 2014, and the issuance by Enbridge Gas Distribution Inc. of $300,000,000 principal amount of 1.85% unsecured medium term notes pursuant to a third pricing supplement dated April 16, 2014, there have been no material changes in the share and loan capital of the Corporation on a consolidated basis from March 31, 2014 to the date of this Prospectus Supplement. As of March 31, 2014, after giving effect to the Offering, the shareholders' equity of the Corporation will increase by the amount of the net proceeds of the Offering and the issued and outstanding Common Shares will increase by     •    shares for a total of    •    Common Shares issued and outstanding (assuming the Over-Allotment Option is not exercised). After giving effect to the Offering and the use of proceeds as discussed herein, assuming such funds are initially used to pay down short term indebtedness, the short term indebtedness of the Corporation will be reduced by approximately $    •    .

PRIOR SALES

        The Corporation has not sold or issued any Common Shares, or securities convertible into Common Shares, during the twelve month period ending prior to the date of this Prospectus Supplement, other than as follows:

  (a)
  an aggregate of 396,783,777.51 Common Shares pursuant to the Corporation's Dividend Reinvestment and Share Purchase Plan ("DRIP"), as set forth below:

Date of Issuance	Number of Common Shares(1)	Price Per Share(2)(3)	Aggregate Consideration(3)
		($)	($)
September 1, 2013	2,229,730.658	41.94	93,514,906.43
September 1, 2013	8,907.888	42.80	381,260.65
September 1, 2013(4)	20,851.468	39.82	830,305.46
September 1, 2013(4)	20.182	40.63	820.00
December 1, 2013	2,048,252.245	43.47	89,037,525.98
December 1, 2013	8,507.487	44.36	377,392.87
December 1, 2013(4)	20,206.172	40.89	826,230.52
December 1, 2013(4)	0.599	41.72	25.00
March 1, 2014	2,256,375.900	46.26	104,379,945.16
March 1, 2014	5,833.633	47.20	275,347.54
March 1, 2014(4)	21,123.412	41.70	880,846.35
March 1, 2014(4)	—	42.55	—
June 1, 2014	2,079,725.575	50.50	105,026,141.65
June 1, 2014	6,943.613	51.53	357,803.84
June 1, 2014(4)	19,314.474	46.35	895,226.06
June 1, 2014(4)	—	47.30	—

Notes:

(1)
Represents number of Common Shares allotted under the DRIP, on a quarterly basis. The Corporation issued an aggregate of: (i) 94,727,292.54 Common Shares on September 1, 2013; (ii) 90,241,174.37 Common Shares on December 1, 2013; (iii) 105,536,139.05 Common Shares on March 1, 2014; and (iv) 106,279,171.55 Common Shares on June 1, 2014. All fractional entitlements are held in a fractional account maintained by the Corporation's transfer agent and registrar for the Common Shares.

(2)
The price per Common Share represents the weighted average trading price of the Common Shares for the five trading days immediately preceding the date of the applicable dividend payment.

(3)
Amounts shown differ from actual amounts due to rounding.

(4)
All dollars amounts for Common Shares issued on this date, at the price set forth in this row, are given in U.S. dollars.
  (b)
  an aggregate of 5,063,430 options to acquire 5,063,430 Common Shares at a weighted average exercise price of $48.81 per Common Share pursuant to the Corporation's stock option plans;

  (c)
  an aggregate of 1,038,050 options to acquire 1,038,050 Common Shares at a weighted average exercise price of US$44.09 per Common Share pursuant to the Corporation's stock option plans;

  (d)
  an aggregate of 2,446,216 Common Shares at a weighted average exercise price of $18.24 on the exercise of options granted pursuant to the Corporation's stock option plans, for aggregate consideration of approximately $32,390,322.68; and

  (e)
  an aggregate of 338,924 Common Shares at a weighted average exercise price of US$19.76 on the exercise of options granted pursuant to the Corporation's stock option plans, for aggregate consideration of approximately US$3,822,785.44.

TRADING PRICE AND VOLUME

        The Common Shares of the Corporation are listed for trading on the TSX and the NYSE under the symbol "ENB". The following table shows the monthly range of high and low prices and the total monthly volumes of the Common Shares, on the TSX and NYSE, for the periods indicated. For additional trading information, see "Market for Securities" in the AIF.

Common Shares

	TSX
Period	Common Share Price ($) High	Common Share Price ($) Low	Volume
2013
January	44.87	42.59	22,486,039
February	45.98	43.84	21,705,848
March	47.38	45.53	29,011,377
April	47.96	45.18	31,569,091
May	49.17	44.35	34,557,992
June	45.90	41.84	47,031,961
July	46.96	44.03	29,081,902
August	46.46	42.16	23,181,971
September	43.92	42.00	24,142,742
October	45.30	41.74	23,798,086
November	46.75	43.30	28,020,373
December	46.60	42.74	26,952,782
2014
January	47.71	45.45	22,398,667
February	47.95	45.63	19,316,592
March	50.35	46.42	20,949,798
April	53.00	50.12	20,527,454
May	53.73	50.79	20,599,548
June (1-17)	52.17	50.15	11,425,356

	NYSE
Period	Common Share Price (US$) High	Common Share Price (US$) Low	Volume
2013
January	44.87	43.13	2,802,678
February	44.84	43.27	2,845,966
March	46.64	44.34	4,274,453
April	47.60	44.21	4,657,107
May	47.87	42.91	3,714,118
June	44.98	39.70	5,728,351
July	45.68	41.55	4,298,214
August	44.86	40.15	4,020,872
September	42.66	40.44	2,531,987
October	43.46	40.44	3,521,186
November	44.69	41.05	2,625,340
December	43.82	39.98	2,779,582
2014
January	43.94	41.19	2,921,754
February	43.74	41.08	2,162,822
March	45.56	41.92	2,477,366
April	48.36	45.41	2,729,644
May	49.24	46.84	2,549,902
June (1-17)	47.92	46.25	1,436,741

PLAN OF DISTRIBUTION

        Pursuant to an underwriting agreement (the "Underwriting Agreement") dated as of June     •    , 2014 among the Corporation and the Underwriters, the Corporation has agreed to sell an aggregate of    •     Offered Shares to the Underwriters, and the Underwriters have severally (and not jointly or jointly and severally) agreed to purchase from the Corporation, as principal, such Offered Shares at a price of $    •    per Offered Share payable in cash against delivery on the Offering Closing Date. The Underwriting Agreement provides that, in consideration of the services of the Underwriters in connection with the Offering, the Corporation will pay the Underwriters a fee of $    •    per Offered Share issued and sold by the Corporation as part of the Offering, for an aggregate fee payable by the Corporation of $    •    (assuming the Over-Allotment Option is not exercised). The Underwriters' fee is payable on the Offering Closing Date and will be paid, along with the expenses of the Offering, which are estimated to be $    •    , from the general funds of the Corporation.

        The Corporation has granted to the Underwriters the Over-Allotment Option to purchase up to an additional    •    Common Shares on the same terms and conditions as the Offered Shares, exercisable in whole or in part, within 30 days of the closing of the Offering to cover over-allotments, if any. If the Over-Allotment Option is exercised in full, the total price to the public, the Underwriters' fee and the net proceeds to the Corporation, before expenses of the Offering, will be $    •    , $    •    and $    •    , respectively. The Offered Shares that may be issued on the exercise of the Over-Allotment Option are also qualified for distribution under this Prospectus Supplement. A purchaser who acquires Common Shares forming part of the Underwriters' over-allocation position acquires those Common Shares under the Prospectus as supplemented by this Prospectus Supplement, regardless of whether the over-allocation position is ultimately filled through the exercise of the Over-Allotment Option or secondary market purchases.

        The terms of the Offering were established through negotiations between the Corporation and the Co-Lead Underwriters on their own behalf and on behalf of the other Underwriters.

        The obligations of the Underwriters under the Underwriting Agreement are several (and not joint or joint and several) and may be terminated at their discretion upon the occurrence of certain stated events. If an Underwriter fails to purchase the Offered Shares which it has agreed to purchase, the other Underwriters may, but are not obligated to, purchase such Offered Shares, provided that, if the aggregate number of Offered

Shares not purchased is less than or equal to 10% of the aggregate number of Offered Shares agreed to be purchased by the Underwriters, then each of the other Underwriters is obligated to purchase severally the Offered Shares not taken up, on a pro rata basis or as they may otherwise agree as between themselves. If the aggregate number of Offered Shares not purchased is greater than 10% of the aggregate number of Offered Shares agreed to be purchased by the Underwriters, then each of the other Underwriters shall be relieved of its obligations to purchase its respective percentage of the Offered Shares, subject to the terms and conditions of the Underwriting Agreement. The Underwriters are, however, obligated to take up and pay for all Offered Shares if any Offered Shares are purchased under the Underwriting Agreement. The Underwriting Agreement also provides that the Corporation will indemnify the Underwriters and their respective directors, officers, employees, affiliates and agents and each person who controls an Underwriter against certain liabilities and expenses.

        The Underwriters propose to offer the Offered Shares initially at the public offering price specified on the cover page of this Prospectus Supplement. After the Underwriters have made a reasonable effort to sell all of the Offered Shares offered by this Prospectus Supplement at the price specified herein, the offering price may be decreased and may be further changed from time to time to an amount not greater than $    •    . In the event the offering price of the Offered Shares is reduced, the compensation received by the Underwriters will be decreased by the amount by which the aggregate price paid by the purchasers for the Offered Shares is less than the gross proceeds paid by the Underwriters to the Corporation for the Offered Shares. Any such reduction will not affect the proceeds received by the Corporation.

        Subscriptions for Offered Shares will be received subject to rejection or allotment in whole or in part, and the right is reserved to close the subscription books at any time without notice.

        The Corporation has applied to the TSX and the NYSE to list the Offered Shares. Listing will be subject to the Corporation fulfilling all the listing requirements of the TSX and the NYSE. There can be no assurance that the Offered Shares will be accepted for listing on the TSX and the NYSE.

        This Offering is being made concurrently in all the provinces of Canada and in the United States pursuant to the multijurisdictional disclosure system adopted in the United States. The Common Shares will be offered in Canada and the United States through the Underwriters either directly or, if applicable, through their respective Canadian or United States registered broker-dealer affiliates.

        The Corporation has agreed that it shall not offer or announce its intent to offer to the public any Common Shares prior to 60 days after the Offering Closing Date without the prior consent of the Co-Lead Underwriters, other than Common Shares issuable pursuant to the Corporations DRIP program, any employee benefit, incentive or stock option or purchase or similar plans of the Corporation, any director's compensation plan, or any offering of Common Shares by private placement to Noverco Inc.

        Pursuant to policy statements of certain securities regulators, the Underwriters may not, throughout the period of distribution, bid for or purchase Offered Shares. The policy statements allow certain exceptions to the foregoing prohibitions. The Underwriters may only avail themselves of such exceptions on the condition that the bid or purchase not be engaged in for the purpose of creating actual or apparent active trading in, or raising the price of, the Offered Shares. These exceptions include a bid or purchase permitted under the Universal Market Integrity Rules for Canadian Marketplaces of the Investment Industry Regulatory Organization of Canada, relating to market stabilization and passive market making activities and a bid or purchase made for and on behalf of a customer where the order was not solicited during the period of distribution. Pursuant to the first mentioned exception, in connection with the Offering, the Underwriters may over-allot or effect transactions which stabilize or maintain the market price of the Offered Shares at levels other than those which otherwise might prevail on the open market. Such transactions, if commenced, may be discontinued at any time.

Private Placement to Noverco Inc.

        In conjunction with this offering and pursuant to the terms of a Share and Warrant Subscription Agreement dated August 27, 1997, the Corporation will offer to sell an additional    •    Common Shares of the Corporation to Noverco Inc. by way of private placement at a price of $    •    per Common Share.

 RELATIONSHIP BETWEEN THE CORPORATION'S LENDERS AND THE UNDERWRITERS

        The Underwriters or their affiliates perform and have performed commercial banking, investment banking and advisory services for the Corporation from time to time for which they receive and have received customary fees and expenses. The Underwriters may, from time to time, engage in transactions with and perform services for the Corporation in the ordinary course of their business. In addition, in the ordinary course of their business activities, the Underwriters and their affiliates may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (including bank loans) for their own account and for the accounts of their customers. Such investments and securities activities may involve securities and/or instruments of the Corporation or its affiliates. The Underwriters and their affiliates may also make investment recommendations and/or publish or express independent research views in respect of such securities or financial instruments and may hold, or recommend to clients that they acquire, long and/or short positions in such securities and instruments.

        Each of the Underwriters is, directly or indirectly, a subsidiary or an affiliate of a bank or other financial institution that is one of the Corporation's lenders and to which the Corporation is currently indebted (collectively, the "Affiliate Lenders"). Consequently, the Corporation may be considered to be a connected issuer of the Underwriters under applicable securities laws.

        At June 17, 2014, the Corporation has $736 million outstanding indebtedness to the lenders under the Corporation's unsecured credit facilities. In addition, approximately $4,266 million of the Corporation's unsecured credit facilities are being used as a backstop to support outstanding commercial paper balances. The Corporation has complied with the instruments governing its credit facilities and no breach thereof has ever been waived by any of the Affiliate Lenders. Except as otherwise disclosed in this Prospectus Supplement and the Prospectus, the financial position of the Corporation has not changed substantially since the indebtedness under its credit facilities was incurred. The Corporation intends to use the net proceeds from the Offering to partially fund capital projects and to reduce short term indebtedness of the Corporation and its affiliates, which short term indebtedness was used to fund the Corporation's capital program, and for other general corporate purposes and, as a consequence, net proceeds from the Offering may be paid to one or more of the Affiliate Lenders. For more information, see "Use of Proceeds" herein.

  Conflicts of Interest

        Because 5% or more of the proceeds of the Offering, not including underwriting compensation, may be received by affiliates of an Underwriter, the Offering is being conducted in compliance with Financial Industry Regulatory Authority, Inc. ("FINRA") Rule 5121. Pursuant to that rule, the appointment of a qualified independent underwriter is not necessary in connection with the Offering, as the Offering is of a class of equity securities for which a "bona fide independent market," as defined by the FINRA rules, exists as of the date of the filing of the Corporation's registration statement and as of the effective date thereof.

        The decision to distribute Offered Shares pursuant to the Offering was made by the Corporation and the determination of the terms of the Offering was made through negotiations between the Corporation and the Co-Lead Underwriters on their own behalf and on behalf of the other Underwriters. The Affiliate Lenders did not have any involvement in such decision or determination but have each been advised of the Offering and the terms thereof. Each of the Underwriters will receive its proportionate share of the aggregate underwriting commission payable by the Corporation to the Underwriters.

CERTAIN INCOME TAX CONSIDERATIONS

        Each of these summaries under this section "Certain Income Tax Considerations" is of a general nature only and is not intended to be, and should not be construed to be, legal or tax advice to any particular holder and no representation is made with respect to the Canadian tax consequences or United States federal tax consequences to any particular holder. Accordingly, prospective purchasers should consult their own tax advisors with respect to the Canadian tax or United States federal tax consequences relevant to them, having regard to their particular circumstances.

Certain Canadian Federal Income Tax Considerations

        In the opinion of McCarthy Tétrault LLP, counsel to the Corporation and Dentons Canada LLP, Canadian counsel to the Underwriters, the following summary, as of the date hereof, describes the principal Canadian federal income tax considerations generally applicable under the Tax Act and the regulations thereunder (the "Regulations") to a purchaser who acquires Common Shares pursuant to the Offering and who at all relevant times, for purposes of the Tax Act, holds the Common Shares issued pursuant to the Offering as capital property and deals at arm's length with, and is not affiliated with, the Corporation and the Underwriters (a "Holder"). Generally, the Common Shares will be capital property to a Holder provided the Holder does not acquire or hold the Common Shares in the course of carrying on a business or as part of an adventure or concern in the nature of trade.

        This summary is based on the current provisions of the Tax Act and the Regulations in force as of the date hereof, and Counsel's understanding of the current administrative policies and assessing practices of the CRA published in writing prior to the date hereof. This summary takes into account all specific proposals to amend the Tax Act and the Regulations publicly announced by or on behalf of the Minister of Finance (Canada) prior to the date hereof (the "Proposed Amendments") and assumes that all Proposed Amendments will be enacted in the form proposed. However, no assurances can be given that the Proposed Amendments will be enacted as proposed, or at all. This summary does not otherwise take into account or anticipate any changes in law or administrative policy or assessing practice whether by legislative, administrative or judicial action nor does it take into account tax legislation or considerations of any province, territory or foreign jurisdiction, which may differ from those discussed herein.

        This summary is not applicable to a Holder: (i) that is a "specified financial institution" (as defined in the Tax Act); (ii) an interest in which is a "tax shelter investment" (as defined in the Tax Act); (iii) that is a "financial institution" for purposes of the "mark-to-market property" rules (as defined in the Tax Act); (iv) that has elected to report its "Canadian tax results" (as defined in the Tax Act) in a currency other than Canadian currency; or (v) that enters into a "synthetic disposition arrangement" or a "derivative forward agreement" (each as defined in the Tax Act) in respect of the Common Shares. Such Holders should consult their own tax advisors with respect to an investment in the Common Shares.

        This summary is of a general nature only and is not, and is not intended to be, legal or tax advice to any particular Holder. This summary is not exhaustive of all Canadian federal income tax considerations applicable to an investment in Common Shares issued pursuant to the Offering. Accordingly, prospective purchasers of Common Shares should consult their own tax advisors having regard to their own particular circumstances.

  Taxation of Holders Resident in Canada

        This portion of the summary is generally applicable to a Holder who at all relevant times, for the purposes of the Tax Act and any applicable income tax treaty or convention, is, or is deemed to be resident in Canada (a "Resident Holder"). Certain Resident Holders whose Common Shares do not otherwise qualify as capital property may be entitled to make or may have already made the irrevocable election permitted by subsection 39(4) of the Tax Act, the effect of which may be to deem any Common Shares (and every other "Canadian security" as defined in the Tax Act) owned by such Resident Holder to be capital property in the taxation year in which the election is made and in all subsequent taxation years. Resident Holders should consult their own tax advisors concerning this election.

  Dividends on Common Shares

        Dividends received or deemed to be received on the Common Shares will be included in computing the Resident Holder's income. In the case of a Resident Holder who is an individual (other than certain trusts), such dividends will be subject to the gross-up and dividend tax credit rules normally applicable in respect of taxable dividends received from taxable Canadian corporations (as defined in the Tax Act), including the enhanced gross up and dividend tax credit applicable to any dividends designated by the Corporation as an eligible dividend in accordance with the provisions of the Tax Act. A dividend received or deemed to be received by a Resident Holder that is a corporation will generally be deductible in computing the corporation's taxable income, subject to all relevant restrictions under the Tax Act.

        A Resident Holder that is a private corporation (as defined in the Tax Act), or any other corporation controlled, whether because of a beneficial interest in one or more trusts or otherwise, by or for the benefit of an individual (other than a trust) or related group of individuals (other than trusts) will generally be liable to pay a refundable tax of 33 1/3% under Part IV of the Tax Act on dividends received or deemed to be received on Common Shares to the extent such dividends are deductible in computing the Resident Holder's taxable income for the taxation year.

  Disposition of Common Shares

        Generally, a Resident Holder who disposes of or is deemed to have disposed of a Common Share (other than to the Corporation) will realize a capital gain (or capital loss) equal to the amount, if any, by which the proceeds of disposition, net of any reasonable costs of disposition, exceed (or are less than) the adjusted cost base to the Resident Holder of the Common Share immediately before the disposition or deemed disposition. See "Taxation of Capital Gains and Capital Losses".

  Alternative Minimum Tax

        In general terms, a Resident Holder who is an individual (other than certain trusts) that receives or is deemed to have received taxable dividends on the Common Shares or realizes a capital gain on the disposition or deemed disposition of the Common Shares may be liable for alternative minimum tax under the Tax Act. Resident Holders that are individuals should consult their own tax advisors in this regard.

  Taxation of Capital Gains and Capital Losses

        Generally, a Resident Holder is required to include in computing its income for a taxation year one-half of the amount of any capital gain (a "taxable capital gain") realized in the year. Subject to and in accordance with the provisions of the Tax Act, a Resident Holder is required to deduct one-half of the amount of any capital loss (an "allowable capital loss") realized in a taxation year from taxable capital gains realized by the Resident Holder in the year. Allowable capital losses in excess of taxable capital gains for the year may be carried back and deducted in any of the three preceding taxation years or carried forward and deducted in any subsequent taxation year against net taxable capital gains realized in such years, to the extent and under the circumstances described in the Tax Act.

        The amount of any capital loss realized on the disposition or deemed disposition of a Common Share by a Resident Holder that is a corporation may, in certain circumstances, be reduced by the amount of dividends received or deemed to have been received by it on such Common Shares, to the extent and under the circumstances specified in the Tax Act. Similar rules may apply where a corporation is a member of a partnership or a beneficiary of a trust that owns Common Shares, directly or indirectly, through a partnership or trust. Resident Holders to whom these rules may be relevant should consult their own tax advisors.

        A Resident Holder that is throughout the relevant taxation year a "Canadian-controlled private corporation" (as defined in the Tax Act) may be liable to pay a refundable tax of 6 2/3%, on its "aggregate investment income", which is defined in the Tax Act to include taxable capital gains.

  Taxation of Holders Not Resident in Canada

        This portion of the summary is generally applicable to a Holder who at all relevant times, for the purposes of the Tax Act and any relevant income tax treaty or convention: (i) is not, and is not deemed to be, resident in Canada; (ii) does not use or hold, and is not deemed to use or hold, any Common Shares in a business carried on in Canada; and (iii) is not an insurer who carries on an insurance business in Canada and elsewhere or an authorized foreign bank (a "Non-Resident Holder").

  Disposition of Common Shares

        A Non-Resident Holder will not be subject to tax under the Tax Act on any capital gains realized on the disposition or deemed disposition of Common Shares unless the Common Shares are "taxable Canadian property" to the Non-Resident Holder for the purposes of the Tax Act and the Non-Resident Holder is not entitled to relief under an applicable income tax treaty or convention between Canada and the country in which the Non-Resident Holder is resident.

        Generally, the Common Shares will not constitute taxable Canadian property to a Non-Resident Holder at a particular time provided that: (a) the Common Shares are listed at that time on a designated stock exchange (which currently includes the TSX and NYSE); and (b) either: (i) the Non-Resident Holder, persons with whom the Non-Resident Holder does not deal with at arm's length, one or more partnerships in which the Non-Resident Holder, or any such persons hold a membership interest (either directly or indirectly through one or more partnerships), or any combination of the forgoing, have not owned 25% or more of any class or series of the capital stock of the Corporation at any time during the 60-month period that ends at that time; or (ii) the Common Shares, at all times during the 60-month period that ends at that time did not derive, directly or indirectly, more than 50% of their fair market value from one or any combination of: (i) real or immovable property situated in Canada; (ii) "Canadian resource properties" (as defined in the Tax Act); (iii) "timber resource properties" (as defined in the Tax Act); and (iv) options in respect of, or an interest in, or for civil law a right in, a property described in (i) to (iii). Notwithstanding the foregoing, in certain circumstances set out in the Tax Act, the Common Shares could be deemed to be taxable Canadian property. Non-Resident Holders whose Common Shares may constitute taxable Canadian property should consult their own tax advisors.

  Dividends on Common Shares

        Dividends paid or credited or deemed to be paid or credited to a Non-Resident Holder on the Common Shares will be subject to Canadian withholding tax under the Tax Act at a rate of 25% of the gross amount of the dividend, subject to reduction under the provisions of an applicable income tax treaty or convention. Under the Canada – United States Tax Convention (1980), as amended (the "Convention"), where the Non-Resident Holder is a resident of the United States, is entitled to full benefits under the Convention and is the beneficial owner of the dividends, the rate of Canadian withholding tax applicable to the dividends is generally reduced to 15%.

Certain United States Federal Income Tax Considerations

        This section describes the material United States federal income tax consequences to a U.S. holder (as defined below) of owning and disposing of Common Shares. It applies to you only if you acquire Common Shares in this offering and you hold Common Shares as capital assets for tax purposes. This section does not apply to you if you are a member of a special class of holders subject to special rules, including:

  •
  a dealer in securities,

  •
  a trader in securities that elects to use a mark-to-market method of accounting for securities holdings,

  •
  a tax-exempt organization,

  •
  a life insurance company,

  •
  a person liable for alternative minimum tax,

  •
  a person that actually or constructively owns 10% or more of the Corporation's voting stock,

  •
  a person that holds Common Shares as part of a straddle or a hedging or conversion transaction,

  •
  a person that purchases or sells Common Shares as part of a wash sale for tax purposes, or

  •
  a person whose functional currency is not the U.S. dollar.

        This section is based on the Internal Revenue Code of 1986, as amended, its legislative history, existing and proposed regulations, and published rulings and court decisions, all as currently in effect, as well as on the Convention Between the United States of America and Canada (the "Treaty"). These laws are subject to change, possibly on a retroactive basis.

        If a partnership (or other entity taxable as a partnership for United States federal income tax purposes) holds the Common Shares, the United States federal income tax treatment of a partner (or other owner) will generally depend on the status of the partner and the tax treatment of the partnership (or such other entity). A partner in a partnership holding the Common Shares should consult its tax advisor with regard to the United States federal income tax treatment of an investment in the Common Shares.

        You are a "U.S. holder" if you are a beneficial owner of Common Shares and you are:

  •
  a citizen or resident of the United States as determined for United States federal income tax purposes,

  •
  a corporation, or other entity taxable as a corporation for United States federal income tax purposes, created or organized in the United States or under the laws of the United States, any state thereof or the District of Columbia,

  •
  an estate whose income is subject to United States federal income tax regardless of its source, or

  •
  a trust if (1) a United States court can exercise primary supervision over the trust's administration and one or more United States persons are authorized to control all substantial decisions of the trust or (2) it has a valid election in effect under applicable U.S. Treasury regulations to be treated as a domestic trust.

        You should consult your own tax advisor regarding the United States federal, state and local and other tax consequences of owning and disposing of Common Shares in your particular circumstances.

        This discussion addresses only United States federal income taxation.

  Dividends

        Under the United States federal income tax laws, and subject to the passive foreign investment company ("PFIC") rules discussed below, if you are a U.S. holder, the gross amount of any dividend the Corporation pays out of its current or accumulated earnings and profits (as determined for United States federal income tax purposes) is subject to United States federal income taxation. If you are a noncorporate U.S. holder, dividends that constitute qualified dividend income will be taxable to you at the preferential rates applicable to long-term capital gains provided that you hold the Common Shares for more than 60 days during the 121-day period beginning 60 days before the ex-dividend date and meet other holding period requirements. Dividends the Corporation pays with respect to Common Shares generally will be qualified dividend income.

        You must include any tax withheld from the dividend payment in this gross amount even though you do not in fact receive it. The dividend is taxable to you when you receive the dividend, actually or constructively. The dividend will not be eligible for the dividends-received deduction generally allowed to United States corporations in respect of dividends received from other United States corporations. The amount of the dividend distribution that you must include in your income as a U.S. holder will be the U.S. dollar value of the Canadian dollar payments made, determined at the spot Canadian dollar/U.S. dollar rate on the date the dividend distribution is includible in your income, regardless of whether the payment is in fact converted into U.S. dollars. Generally, any gain or loss resulting from currency exchange fluctuations during the period from the date you include the dividend payment in income to the date you convert the payment into U.S. dollars will be treated as ordinary income or loss and will not be eligible for the special tax rate applicable to qualified dividend income. Such foreign exchange gain or loss generally will be income or loss from sources within the United States for foreign tax credit limitation purposes. Distributions in excess of current and accumulated earnings and profits, as determined for United States federal income tax purposes, will be treated as a non-taxable return of capital to the extent of your basis in the Common Shares and thereafter as capital gain.

        Subject to certain limitations, Canadian tax withheld in accordance with the Treaty and paid over to Canada will be creditable or deductible against your United States federal income tax liability. Special rules apply in determining the foreign tax credit limitation with respect to dividends that are subject to the preferential tax rates. To the extent a refund of the tax withheld is available to you under Canadian law or under the Treaty, the amount of tax withheld that is refundable will not be eligible for credit against your United States federal income tax liability.

        Dividends will be income from sources outside the United States and will, depending on your circumstances, be either "passive" or "general" income for purposes of computing the foreign tax credit allowable to you. The rules governing the foreign tax credit are complex and involve the application of rules that depend upon a U.S. holder's particular circumstances. Accordingly, U.S. holders are urged to consult their tax advisers regarding the availability of the foreign tax credit under their particular circumstances.

  Capital Gains

        Subject to the PFIC rules discussed below, if you are a U.S. holder and you sell or otherwise dispose of your Common Shares in a taxable disposition, you will recognize capital gain or loss for United States federal income tax purposes equal to the difference between the U.S. dollar value of the amount that you realize and your tax basis, determined in U.S. dollars, in your Common Shares. Capital gain of a noncorporate U.S. holder is generally taxed at preferential rates where the property is held for more than one year. The gain or loss will generally be income or loss from sources within the United States for foreign tax credit limitation purposes.

  PFIC Rules

        The Corporation believes that Common Shares should not be treated as stock of a PFIC for United States federal income tax purposes, but this conclusion is a factual determination that is made annually and thus may be subject to change. If the Corporation were to be treated as a PFIC, unless you elect to be taxed annually on a mark-to-market basis with respect to your Common Shares, gain realized on the sale or other disposition of your Common Shares would in general not be treated as capital gain. Instead, if you are a U.S. Holder, you would be treated as if you had realized such gain and certain "excess distributions" ratably over your holding period for the Common Shares and would be taxed at the highest tax rate in effect for each such year to which the gain was allocated, together with an interest charge in respect of the tax attributable to each such year. With certain exceptions, your Common Shares will be treated as stock in a PFIC if the Corporation were a PFIC at any time during your holding period in your Common Shares. Dividends that you receive from the Corporation will not be eligible for the tax rates applicable to qualified dividend income if the Corporation is treated as a PFIC with respect to you either in the taxable year of the distribution or the preceding taxable year, but instead will be taxable at rates applicable to ordinary income.

  Medicare Tax

        A U.S. holder that is an individual or estate, or a trust that does not fall into a special class of trusts that is exempt from such tax, is subject to a 3.8% tax on the lesser of (1) the U.S. holder's "net investment income" (or "undistributed net investment income" in the case of an estate or trust) for the relevant taxable year and (2) the excess of the U.S. holder's modified adjusted gross income for the taxable year over a certain threshold (which in the case of individuals is between $125,000 and $250,000, depending on the individual's circumstances). A holder's net investment income generally includes its dividend income and its net gains from the disposition of Common Shares, unless such dividend income or net gains are derived in the ordinary course of the conduct of a trade or business (other than a trade or business that consists of certain passive or trading activities). If you are a U.S. holder that is an individual, estate or trust, you are urged to consult your tax advisors regarding the applicability of the Medicare tax to your income and gains in respect of your investment in the Common Shares.

  Information with Respect to Foreign Financial Assets

        Owners of "specified foreign financial assets" with an aggregate value in excess of $50,000 (and in some circumstances, a higher threshold) may be required to file an information report with respect to such assets with their tax returns. "Specified foreign financial assets" include financial accounts maintained by foreign financial institutions, as well as the following, but only if they are held for investment and not held in accounts maintained by financial institutions: (i) stocks and securities issued by non-United States persons, (ii) financial instruments and contracts that have non-United States issuers or counterparties, and (iii) interests in foreign entities. Holders are urged to consult their tax advisors regarding the application of this reporting requirement to their ownership of the Common Shares.

  Backup Withholding and Information Reporting

        If you are a noncorporate U.S. holder, information reporting requirements generally will apply to dividend payments or other taxable distributions made to you within the United States, and the payment of proceeds to you from the sale of Common Shares effected in the United States or through a United States office of a broker.

        Additionally, backup withholding may apply to such payments if you fail to comply with applicable certification requirements or are notified by the IRS that you have failed to report all interest and dividends required to be shown on your federal income tax returns.

        Payment of the proceeds from the sale of Common Shares effected through a foreign office of a broker generally will not be subject to information reporting or backup withholding. However, a sale effected through a foreign office of a broker could be subject to information reporting in the same manner as a sale within the United States (and in certain cases may be subject to backup withholding as well) if (i) the broker has certain connections to the United States, (ii) the proceeds or confirmation are sent to the United States or (iii) the sale has certain other specified connections with the United States.

        You generally may obtain a refund of any amounts withheld under the backup withholding rules that exceed your income tax liability by filing a refund claim with the IRS.

ELIGIBILITY FOR INVESTMENT

        In the opinion of McCarthy Tétrault LLP, counsel to the Corporation, and Dentons Canada LLP, counsel to the Underwriters, the Offered Shares, if issued on the date hereof, generally would be a qualified investment under the Tax Act and the Regulations for a trust governed by a registered retirement savings plan ("RRSP"), a registered retirement income fund ("RRIF"), a registered education savings plan, a registered disability savings plan, a deferred profit sharing plan, or a tax-free savings account ("TFSA"). However, the holder of a trust governed by a TFSA, or the annuitant under a RRSP or RRIF which holds the Offered Shares will be subject to a penalty tax if the holder or the annuitant, as the case may be: (i) does not deal at arm's length with the Corporation; or (ii) has a "significant interest" (as defined in the Tax Act) in the Corporation.

        Prospective investors who intend to hold Offered Shares in their TFSA, RRSP or RRIF should consult their own tax advisors regarding their particular circumstances.

 RISK FACTORS

        An investment in the Offered Shares offered hereunder involves certain risks. In addition to the other information contained in this Prospectus Supplement and the accompanying Prospectus, and in the documents incorporated by reference therein, prospective purchasers of Offered Shares should consider carefully the risk factors set forth below, as well as the risk factors referenced in the accompanying Prospectus under the heading "Risk Factors".

Market Price

        The market price of the Common Shares may fluctuate due to a variety of factors relative to the Corporation's business, including announcements of new developments, fluctuations in the Corporation's operating results, sales of the Common Shares in the marketplace, failure to meet analysts' expectations, changes in expectations as to the Corporation's future financial performance, any public announcements made in regard to this Offering, the impact of various tax laws or rates and general market conditions, the operating and securities price performance of other companies that investors believe are comparable to the Corporation, or the worldwide economy. In recent years, stock markets have experienced significant price fluctuations, which have been unrelated to the operating performance of the affected companies. There can be no assurance that the market price of the Common Shares will not experience significant fluctuations in the future, including fluctuations that are unrelated to the Corporation's performance.

Dividends

        Provisions of various trust indentures and credit arrangements to which the Corporation is a party restrict the Corporation's ability to declare and pay dividends under certain circumstances and, if such restrictions apply, they may, in turn, have an impact on the Corporation's ability to declare and pay dividends on the Common Shares.

        Additionally, so long as any series of preference shares of the Corporation is outstanding, the Corporation is not permitted to declare, pay or set apart for payment any dividends (other than stock dividends in shares of the Corporation ranking junior to the Corporation's preference shares) on the Common Shares or any other shares of the Corporation ranking junior to the preference shares with respect to the payment of dividends unless all dividends up to and including the dividends payable on the last preceding dividend payment dates on all preference shares then outstanding shall have been declared and paid or set apart for payment at the date of any such action. The Corporation is not restricted from issuing additional preference shares and may issue additional preference shares from time to time in future.

Holding Company Structure

        The Corporation is a holding company and as a result, the Corporation's ability to pay dividends or make payments on its indebtedness, fund its ongoing operations and invest in capital expenditures and any acquisitions will depend on its subsidiaries' ability to generate cash in the future and distribute that cash to the Corporation. It is possible that the Corporation's subsidiaries may not generate cash from operations in an amount sufficient to enable the Corporation to declare or pay dividends.

Dilution

        Except as described under "Plan of Distribution," the Corporation is not restricted from issuing additional Common Shares, including any securities that are convertible into or exchangeable for, or that represent the right to receive, Common Shares. The issuance of the additional Common Shares or such other securities will dilute the ownership interest of the existing holders of the Common Shares. The market price of the Common Shares could decline as a result of sales of Common Shares or sales of such other securities made after this Offering or the perception that such sales could occur.

Insolvency or Winding-Up

        The Common Shares are equity capital of the Corporation which rank subordinate to debt and preference shares, if any, in the event of an insolvency or winding-up of the Corporation. If the Corporation becomes insolvent or is wound up, the Corporation's assets must be used to pay liabilities and other debt before payments may be made on the preference shares, if any, and, subsequently, on the Common Shares.

LEGAL MATTERS

        Certain legal matters relating to Canadian law in connection with the Offered Shares offered hereby will be passed upon on behalf of the Corporation by McCarthy Tétrault LLP, and on behalf of the Underwriters by Dentons Canada LLP. Certain legal matters relating to United States law in connection with the Offered Shares offered hereby will be passed upon on behalf of the Corporation by Sullivan & Cromwell LLP, and on behalf of the Underwriters by Paul, Weiss, Rifkind, Wharton & Garrison LLP.

INTERESTS OF CERTAIN PARTIES

        As at the date of this Prospectus Supplement, the partners and associates of McCarthy Tétrault LLP, as a group, the partners and associates of Dentons Canada LLP, as a group, and the partners and associates of Sullivan & Cromwell LLP, as a group beneficially own, directly or indirectly, less than 1% of any class of securities of the Corporation.

 EXPERTS

        The consolidated annual financial statements of the Corporation for the years ended December 31, 2013 and 2012 incorporated by reference in this Prospectus Supplement have been so incorporated in reliance on the audit report, which is also incorporated by reference in this Prospectus Supplement, of PricewaterhouseCoopers LLP, Calgary, Alberta, on the authority of such firm as experts in auditing and accounting. In connection with the audit of the Corporation's annual financial statements for the year ended December 31, 2013, PricewaterhouseCoopers LLP confirmed that they are independent within the meaning of the Rules of Professional Conduct of the Institute of Chartered Accountants of Alberta.

AUDITORS, TRANSFER AGENT AND REGISTRAR

        The Corporation's auditors are PricewaterhouseCoopers LLP, Chartered Accountants, Calgary, Alberta.

        The transfer agent and registrar for the Common Shares is CIBC Mellon Trust Company at its principal offices in Calgary, Alberta, and Toronto, Ontario.

Base Shelf Prospectus

No securities regulatory authority has expressed an opinion about these securities and it is an offense to claim otherwise.

This short form base shelf prospectus has been filed under legislation in each of the provinces of Canada that permits certain information about these securities to be determined after this prospectus has become final and that permits the omission from this short form base shelf prospectus of that information. The legislation requires the delivery to purchasers of a prospectus supplement containing the omitted information within a specified period of time after agreeing to purchase any of these securities.

This short form prospectus constitutes a public offering of these securities only in those jurisdictions where they may be lawfully offered for sale and therein only by persons permitted to sell such securities.

Information has been incorporated by reference in this short form prospectus from documents filed with securities commissions or similar authorities in Canada. Copies of the documents incorporated herein by reference may be obtained on request without charge from the Corporate Secretary of Enbridge Inc., Suite 3000, 425 - 1st Street S.W., Calgary, Alberta, T2P 3L8 (telephone (403) 231-3900), and are also available electronically at www.sedar.com.

SHORT FORM BASE SHELF PROSPECTUS

NEW ISSUE	June 6, 2013

ENBRIDGE INC.

US$5,000,000,000

DEBT SECURITIES
COMMON SHARES
PREFERENCE SHARES

        We may from time to time offer our debt securities, common shares and cumulative redeemable preference shares (the "preference shares" and, together with our debt securities and common shares, the "Securities"), up to an aggregate initial offering price of US$5,000,000,000 (or its equivalent in Canadian dollars or any other currency or currency unit used to denominate the Securities) during the 25 month period that this short form base shelf prospectus (the "Prospectus"), including any amendments hereto, remains valid.

        THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION (THE "SEC") NOR HAS THE SEC PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

        This offering is made by a foreign issuer that is permitted, under a multi-jurisdictional disclosure system adopted by the United States of America (the "United States"), to prepare this Prospectus in accordance with Canadian disclosure requirements. Prospective investors should be aware that such requirements are different from those of the United States. The financial statements incorporated herein have been prepared in accordance with accounting principles generally accepted in the United States ("U.S. GAAP"), and are subject to Canadian and United States auditing and auditor independence standards.

        Prospective investors should be aware that the acquisition of the Securities may have tax consequences both in the United States and Canada. Such tax consequences for investors who are resident in, or citizens of, the United States may not be described fully herein or in any applicable Prospectus Supplement (as defined herein). You should read the tax discussion under "Certain Income Tax Considerations" herein and in any applicable Prospectus Supplement.

        The enforcement by investors of civil liabilities under United States federal securities laws may be affected adversely by the fact that the Corporation is incorporated under the laws of Canada, that most of its officers and directors are residents of Canada, that some of the experts named in this Prospectus are residents of Canada, and that all or a substantial portion of the assets of the Corporation and said persons are located outside the United States.

        The specific variable terms of any offering of Securities will be set forth in a shelf prospectus supplement (a "Prospectus Supplement") including, where applicable: (i) in the case of common shares or preference shares, the number of shares offered and the offering price; and (ii) in the case of debt securities, the designation, any limit on the aggregate principal amount, the currency or currency unit, the maturity, the offering price, whether payment on the debt securities will be senior or subordinated to our other liabilities and obligations, whether the debt securities will bear interest, the interest rate or method of determining the interest rate, any terms of redemption, any conversion or exchange rights and any other specific terms of the debt securities. You should read this Prospectus and any applicable Prospectus Supplement before you invest in any Securities.

        This Prospectus does not qualify for issuance debt securities in respect of which the payment of principal and/or interest may be determined, in whole or in part, by reference to one or more underlying interests including, for example, an equity or debt security, a statistical measure of economic or financial performance including, but not limited to, any currency, consumer price or mortgage index, or the price or value of one or more commodities, indices or other items, or any other item or formula, or any combination or basket of the foregoing items, other than as required to provide for an interest rate that is adjusted for inflation. For greater certainty, this Prospectus may qualify for issuance debt securities in respect of which the payment of principal and/or interest may be determined, in whole or in part, by reference to published rates of a central banking authority or one or more financial institutions, such as a prime rate or a bankers' acceptance rate, or to recognized market benchmark interest rates such as LIBOR, EURIBOR or a U.S. federal funds rate.

        The Corporation's common shares (the "Common Shares") are listed on the New York Stock Exchange and the Toronto Stock Exchange (the "TSX") under the symbol "ENB". The Corporation's cumulative redeemable preference shares, series A are listed on the TSX under the symbol "ENB.PR.A", the Corporation's cumulative redeemable preference shares, series B are listed on the TSX under the symbol "ENB.PR.B", the Corporation's cumulative redeemable preference shares, series D are listed on the TSX under the symbol "ENB.PR.D", the Corporation's cumulative redeemable preference shares, series F are listed on the TSX under the symbol "ENB.PR.F", the Corporation's cumulative redeemable preference shares, series H are listed on the TSX under the symbol "ENB.PR.H", the Corporation's cumulative redeemable preference shares, series J are listed on the TSX under the symbol "ENB.PR.U", the Corporation's cumulative redeemable preference shares, series L are listed on the TSX under the symbol "ENB.PF.U", the Corporation's cumulative redeemable preference shares, series N are listed on the TSX under the symbol "ENB.PR.N", the Corporation's cumulative redeemable preference shares, series P are listed on the TSX under the symbol "ENB.PR.P", the Corporation's cumulative redeemable preference shares, series R are listed on the TSX under the symbol "ENB.PR.T", the Corporation's cumulative redeemable preference shares, series 1 (the "Series 1 Shares") are listed on the TSX under the symbol "ENB.PR.V" and the Corporation's cumulative redeemable preference shares, series 3 (the "Series 3 Shares") are listed on the TSX under the symbol "ENB.PR.Y". There is currently no market through which the debt securities or preference shares may be sold and purchasers may not be able to resell such securities issued under this Prospectus. This may affect the pricing of those securities in the secondary market, the transparency and availability of trading prices, the liquidity of the securities, and the extent of issuer regulation. See "Risk Factors".

        The Corporation may sell the Securities to or through underwriters or dealers purchasing as principals, directly to one or more purchasers pursuant to applicable statutory exemptions or through agents. See "Plan of Distribution". The Prospectus Supplement relating to a particular offering of Securities will identify each underwriter, dealer or agent engaged in connection with the offering and sale of the Securities, and will set forth the terms of the offering of such Securities, including the method of distribution, the proceeds to the Corporation and any fees, discounts or any other compensation payable to underwriters, dealers or agents and any other material terms of offering of such Securities.

        In connection with any offering of Securities, the underwriters, agents or dealers may over-allot or effect transactions which stabilize or maintain the market price of the Securities at levels above those which might otherwise prevail in the open market. See "Plan of Distribution".

        The head and registered office of the Corporation is located at Suite 3000, 425 - 1st Street S.W., Calgary, Alberta, T2P 3L8.

 ABOUT THIS PROSPECTUS

        In this Prospectus and in any Prospectus Supplement, unless otherwise specified or the context otherwise requires, all dollar amounts are expressed in Canadian dollars or Cdn$. "U.S. dollars" or "US$" means lawful currency of the United States. Unless otherwise indicated, all financial information included in this Prospectus or included in any Prospectus Supplement is determined using U.S. GAAP. Except as set forth under "Description of Debt Securities", and unless the context otherwise requires, all references in this Prospectus and any Prospectus Supplement to "Enbridge", the "Corporation", "we", "us" and "our" mean Enbridge Inc. and its subsidiaries, partnership interests and joint venture investments.

        This Prospectus provides a general description of the Securities that we may offer. Each time we sell Securities under this Prospectus, we will provide you with a Prospectus Supplement that will contain specific information about the terms of that offering. The Prospectus Supplement may also add, update or change information contained in this Prospectus. Before investing in any Securities, you should read both this Prospectus and any applicable Prospectus Supplement together with additional information described below under "Documents Incorporated by Reference" and "Certain Available Information".

        We take responsibility only for the information contained in or incorporated by reference in this Prospectus or any applicable Prospectus Supplement and for the other information included in the registration statement of which this Prospectus forms a part. We have not authorized anyone to provide you with different or additional information. We are not making an offer of the Securities in any jurisdiction where the offer is not permitted by law. You should bear in mind that although the information contained in, or incorporated by reference in, this Prospectus is intended to be accurate as of the date on the front of such documents, such information may also be amended, supplemented or updated by the subsequent filing of additional documents deemed by law to be or otherwise incorporated by reference into this Prospectus and by any subsequently filed prospectus amendments.

 DOCUMENTS INCORPORATED BY REFERENCE

        The following documents filed by the Corporation with the securities commission or similar regulatory authority in each of the provinces of Canada and with the SEC, are specifically incorporated by reference in, and form an integral part of, this Prospectus, except as otherwise provided below:

  (a)
  consolidated comparative financial statements of the Corporation for the years ended December 31, 2012 and 2011 and the auditors' report thereon;

  (b)
  management's discussion and analysis of financial condition and results of operations for the year ended December 31, 2012;

  (c)
  consolidated comparative interim unaudited financial statements of the Corporation for the three months ended March 31, 2013;

  (d)
  management's discussion and analysis of financial condition and results of operations for the three months ended March 31, 2013;

  (e)
  management information circular of the Corporation dated March 5, 2013 relating to the annual meeting of shareholders held on May 8, 2013; and

  (f)
  annual information form of the Corporation dated February 14, 2013 for the year ended December 31, 2012 (the "AIF").

        Any documents of the type referred to above, any interim financial statements and related management's discussion and analysis, any material change reports (except confidential material change reports), business acquisition reports and any exhibits to interim unaudited financial statements which contain updated earnings coverage calculations filed by the Corporation with the various securities commissions or similar authorities in Canada after the date of this Prospectus and prior to the expiry of the term of this Prospectus shall be deemed to be incorporated by reference into this Prospectus. These documents are available through the internet on the System for Electronic Document Analysis and Retrieval which can be accessed at www.sedar.com. In addition, any similar documents filed on Form 6-K or Form 40-F by the Corporation with the SEC after the date of this Prospectus shall be deemed to be incorporated by reference into this Prospectus and the registration statement of which this Prospectus forms a part, if and to the extent expressly provided in such report. The Corporation's reports on Form 6-K and its annual report on Form 40-F are available on the SEC's website at www.sec.gov.

        Upon a new annual information form and the related annual financial statements and management's discussion and analysis being filed by the Corporation with and, where required, accepted by the applicable securities regulatory authorities during the term of this Prospectus, any previous annual information form, any previous annual financial statements, all interim financial statements and accompanying management's discussion and analysis, any material change reports and any business acquisition reports filed by the Corporation prior to the commencement of the financial year of the Corporation in respect of which the new annual information form is filed shall be deemed no longer to be incorporated into this Prospectus for purposes of future offers and sales of Securities hereunder. Upon interim financial statements and the accompanying management's discussion and analysis being filed by the Corporation with the applicable securities regulatory authorities during the term of this Prospectus, all interim financial statements and the accompanying management's discussion and analysis filed prior to the new interim financial statements shall be deemed no longer to be incorporated into this Prospectus for purposes of future offers and sales of Securities hereunder, and upon a new management information circular relating to an annual meeting of shareholders of the Corporation being filed by the Corporation with the applicable securities regulatory authorities during the term of this Prospectus, any management information circular for a previous annual meeting of shareholders shall be deemed no longer to be incorporated by reference into this Prospectus for purposes of future offers and sales of Securities hereunder.

        Any statement contained in this Prospectus or in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. The modifying or superseding statement need not state that it has modified or superseded a prior statement or include any other information set forth in the document that it modifies or supersedes. The making of such a modifying or superseding statement shall not be deemed an admission for any purposes that the modified or superseded statement, when made, constituted a misrepresentation, an untrue statement of a material fact or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute part of this Prospectus.

        A Prospectus Supplement containing the specific terms of an offering of Securities will be filed together with this Prospectus and will be deemed to be incorporated by reference into this Prospectus as of the date of such supplement solely for the purposes of the offering of the Securities offered thereunder.

        Updated earnings coverage ratios will be filed quarterly with the applicable securities regulatory authorities, either as exhibits to the Corporation's unaudited interim and audited annual financial statements or as Prospectus Supplements and will be deemed to be incorporated by reference into this Prospectus for the purposes of the offering of the Securities.

        Copies of the documents incorporated herein by reference may be obtained on request without charge from the Corporate Secretary of Enbridge, Suite 3000, 425 - 1st Street S.W., Calgary, Alberta, T2P 3L8 (telephone (403) 231-3900).

CERTAIN AVAILABLE INFORMATION

        The Corporation has filed with the SEC under the United States Securities Act of 1933, as amended (the "U.S. Securities Act"), a registration statement on Form F-10 relating to the Securities and of which this Prospectus forms a part. This Prospectus does not contain all of the information set forth in such registration statement, certain items of which are contained in the exhibits to the registration statement as permitted or required by the rules and regulations of the SEC. See "Documents Filed as Part of the Registration Statement". Statements made in this Prospectus as to the contents of any contract, agreement or other document referred to are not necessarily complete, and in each instance, reference is made to the exhibit, if applicable, for a more complete description of the relevant matter, each such statement being qualified in its entirety by such reference. Items of information omitted from this Prospectus but contained in the registration statement will be available on the SEC's website at www.sec.gov.

        The Corporation is subject to the information requirements of the United States Securities Exchange Act of 1934, as amended (the "U.S. Exchange Act"), and in accordance therewith files reports and other information with the SEC. Under the multi-jurisdictional disclosure system adopted by the United States and Canada, such reports and other information may be prepared in accordance with the disclosure requirements of Canada, which requirements are different from those of the United States. The Corporation is exempt from the rules under the U.S. Exchange Act prescribing the furnishing and content of proxy statements, and its officers, directors and principal shareholders are exempt from the reporting and short swing profit recovery provisions contained in Section 16 of the U.S. Exchange Act. Under the U.S. Exchange Act, the Corporation is not required to publish financial statements as promptly as United States companies. Such reports and other information will be available on the SEC's website at www.sec.gov.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

        This Prospectus, including documents incorporated by reference into this Prospectus, contains both historical and forward-looking statements within the meaning of Section 27A of the U.S. Securities Act and Section 21E of the U.S. Exchange Act. This information has been included to provide readers with information about the Corporation and its subsidiaries, including management's assessment of Enbridge's and its subsidiaries' future plans and operations. This information may not be appropriate for other purposes. Forward-looking statements are typically identified by words such as "anticipate", "expect", "project", "estimate", "forecast", "plan", "intend", "target", "believe" and similar words suggesting future outcomes or statements regarding an outlook. Forward-looking information or statements included or incorporated by reference in this Prospectus include, but are not limited to, statements with respect to: expected earnings/(loss) or adjusted earnings/(loss); expected earnings/(loss) or adjusted earnings/(loss) per share; expected future cash flows; expected costs related to projects under construction; expected in-service dates for projects under construction;

expected capital expenditures; estimated future dividends; and expected costs related to leak remediation and potential insurance recoveries.

        Although Enbridge believes that these forward-looking statements are reasonable based on the information available on the date such statements are made and processes used to prepare the information, such statements are not guarantees of future performance and readers are cautioned against placing undue reliance on forward-looking statements. By their nature, these statements involve a variety of assumptions, known and unknown risks and uncertainties and other factors, which may cause actual results, levels of activity and achievements to differ materially from those expressed or implied by such statements. Material assumptions include assumptions about:

  •
  the expected supply and demand for crude oil, natural gas, natural gas liquids and green energy;

  •
  prices of crude oil, natural gas, natural gas liquids and green energy;

  •
  expected exchange rates, inflation and interest rates;

  •
  the availability and price of labour and pipeline construction materials;

  •
  operational reliability;

  •
  customer and regulatory project approvals;

  •
  maintenance of support and regulatory approvals for the Corporation's projects;

  •
  anticipated in-service dates; and

  •
  weather.

        Assumptions regarding the expected supply and demand of crude oil, natural gas, natural gas liquids and green energy, and the prices of these commodities, are material to and underlie all forward-looking statements. These factors are relevant to all forward-looking statements as they may impact current and future levels of demand for the Corporation's services. Similarly, exchange rates, inflation and interest rates impact the economies and business environments in which the Corporation operates, may impact levels of demand for the Corporation's services and cost of inputs, and are therefore inherent in all forward-looking statements. Due to the interdependencies and correlation of these macroeconomic factors, the impact of any one assumption on a forward-looking statement cannot be determined with certainty, particularly with respect to expected earnings/(loss) or adjusted earnings/(loss) and associated per share amounts, or estimated future dividends. The most relevant assumptions associated with forward-looking statements on projects under construction, including estimated in-service dates and expected capital expenditures, include:

  •
  the availability and price of labour and pipeline construction materials;

  •
  the effects of inflation and foreign exchange rates on labour and material costs;

  •
  the effects of interest rates on borrowing costs; and

  •
  the impact of weather and customer and regulatory approvals on construction schedules.

        Enbridge's forward-looking statements are subject to risks and uncertainties pertaining to operating performance, regulatory parameters, project approval and support, weather, economic and competitive conditions, exchange rates, interest rates, commodity prices and supply and demand for commodities, including but not limited to those risks and uncertainties discussed in this Prospectus and in documents incorporated by reference into this Prospectus. The impact of any one risk, uncertainty or factor on a particular forward-looking statement is not determinable with certainty as these are interdependent and Enbridge's future course of action depends on management's assessment of all information available at the relevant time. Except to the extent required by law, Enbridge assumes no obligation to publicly update or revise any forward-looking statements made in this Prospectus or otherwise, whether as a result of new information, future events or otherwise. All subsequent forward-looking statements, whether written or oral, attributable to Enbridge or persons acting on the Corporation's behalf, are expressly qualified in their entirety by these cautionary statements.

 THE CORPORATION

        Enbridge is a North American leader in delivering energy. As a transporter of energy, Enbridge operates, in Canada and the United States, the world's longest crude oil and liquids transportation system. The Corporation also has significant and growing involvement in natural gas gathering, transmission and midstream businesses and an increasing involvement in power transmission. As a distributor of energy, Enbridge owns and operates Canada's largest natural gas distribution company and provides distribution services in Ontario, Quebec, New Brunswick and New York State. As a generator of energy, Enbridge has interests in close to 1,300 megawatts of renewable and alternative energy generating capacity and is expanding its interests in wind, solar and geothermal. Enbridge has approximately 10,000 employees and contractors, primarily in Canada and the United States.

        The Corporation was incorporated on April 13, 1970 under the Companies Act of the Northwest Territories and was continued under the Canada Business Corporations Act on December 15, 1987. The registered office and principal place of business of the Corporation are at Suite 3000, 425 - 1st Street S.W., Calgary, Alberta, T2P 3L8.

USE OF PROCEEDS

        Unless otherwise specified in a Prospectus Supplement, the net proceeds from the sale of the Securities will be added to the general funds of the Corporation to be used for general corporate purposes, which may include reducing outstanding indebtedness and financing capital expenditures, investments and working capital requirements of the Corporation. Specific information about the use of proceeds from the sale of any Securities will be set forth in a Prospectus Supplement. The Corporation may invest funds that it does not immediately require in short-term marketable debt securities. The Corporation expects that it may, from time to time, issue securities other than pursuant to this Prospectus.

        The net proceeds to be received by the Corporation from the sale of the Securities from time to time under this Prospectus are not expected to be applied to fund any specific project. The Corporation's overall corporate strategy and major initiatives supporting its strategy are summarized in the Corporation's management's discussion and analysis for the year ended December 31, 2012, as modified or superseded by information contained in the Corporation's management's discussion and analysis for the three months ended March 31, 2013, and any subsequent periods, incorporated herein by reference.

EARNINGS COVERAGE RATIO

        The following earnings coverage ratios have been calculated on a consolidated basis for the respective 12 month periods ended December 31, 2012 and March 31, 2013 and are derived from audited financial information in the case of December 31, 2012 and unaudited financial information in the case of March 31, 2013, in each case prepared in accordance with U.S. GAAP. The following ratios give pro forma effect to the issuance by the Corporation of 16,000,000 Series 1 Shares pursuant to a prospectus supplement dated March 20, 2013 and the issuance by the Corporation of 24,000,000 Series 3 Shares pursuant to a prospectus supplement dated May 30, 2013. Adjustments for other normal course issuances and repayments of long-term debt subsequent to December 31, 2012 and March 31, 2013 would not materially affect the ratios and, as a result, have not been made. The earnings coverage ratios set forth below do not purport to be indicative of the earnings coverage ratios for any future periods.

Twelve Month Period Ended
	December 31, 2012(2)	March 31, 2013(2)
Earnings coverage(1)	1.3 times	1.3 times

Notes:

(1)
Earnings coverage on a net earnings basis is equal to earnings attributable to the Corporation plus net interest expense and income taxes divided by net interest expense plus capitalized interest and preference share dividend obligations.

(2)
Earnings for these periods have been revised. See Note 2 to the March 31, 2013 consolidated financial statements of the Corporation.

        The Corporation evaluates its performance using a variety of measures. Earnings coverage discussed above is not defined under U.S. GAAP and, therefore, should not be considered in isolation or as an alternative to, or more meaningful than, net earnings as determined in accordance with U.S. GAAP as an indicator of the Corporation's financial performance or liquidity. This measure is not necessarily comparable to a similarly titled measure of another company.

        The Corporation's dividend requirements on all of its preference shares, including giving pro forma effect to issuances subsequent to December 31, 2012 and March 31, 2013, and adjusted to a before tax equivalent using an effective income tax rate of 17% at March 31, 2013 and 12% at December 31, 2012, amounted to approximately $219 million for the 12 months ended December 31, 2012 and approximately $233 million for the 12 months ended March 31, 2013. The Corporation's interest requirements for the 12 months ended December 31, 2012 amounted to approximately $999 million and for the 12 months ended March 31, 2013 amounted to approximately $1,008 million. The Corporation's earnings before interest and income tax for the 12 months ended December 31, 2012 were approximately $1,617 million, which is 1.3 times the Corporation's aggregate dividend and interest requirements for this period. The Corporation's earnings before interest and income tax for the 12 months ended March 31, 2013 were approximately $1,663 million, which is 1.3 times the Corporation's aggregate dividend and interest requirements for this period.

DESCRIPTION OF DEBT SECURITIES

        In this section, the terms "Corporation" and "Enbridge" refer only to Enbridge Inc. and not to its subsidiaries. The following description sets forth certain general terms and provisions of the debt securities. The Corporation will provide particular terms and provisions of a series of debt securities and a description of how the general terms and provisions described below may apply to that series in a Prospectus Supplement. Prospective investors should rely on information in the applicable Prospectus Supplement if it is different from the following information.

        The debt securities will be issued under an indenture dated February 25, 2005, as amended and supplemented by the First Supplemental Indenture, dated March 1, 2012, each between Enbridge and Deutsche Bank Trust Company Americas, as trustee (the "Trustee") (the indenture as amended and supplemented, the "Indenture"). The Indenture is subject to and governed by the U.S. Trust Indenture Act of 1939, as amended. A form of the Indenture has been filed as an exhibit to the registration statement of which this Prospectus is a part and is available as described above under "Certain Available Information". The following is a summary of the Indenture. For further details, prospective investors should refer to the Indenture.

        The Corporation may issue debt securities and incur additional indebtedness other than through the offering of debt securities pursuant to this Prospectus.

General

        The Indenture does not limit the aggregate principal amount of debt securities which may be issued under the Indenture. It provides that debt securities will be in registered form, may be issued from time to time in one or more series and may be denominated and payable in U.S. dollars or any other currency. Material Canadian and United States federal income tax considerations applicable to any debt securities, and special tax considerations applicable to the debt securities denominated in a currency or currency unit other than Canadian or U.S. dollars, will be described in the Prospectus Supplement relating to the offering of debt securities.

        The Prospectus Supplement will set forth the following terms relating to the debt securities being offered:

  •
  the title of the debt securities of the series;

  •
  any limit upon the aggregate principal amount of the debt securities of the series;

  •
  the party to whom any interest on a debt security of the series shall be payable;

  •
  the date or dates on which the principal of (and premium, if any, on) any debt securities of the series is payable;

  •
  the rate or rates at which the debt securities will bear interest, if any, the date or dates from which any interest will accrue, the interest payment dates on which interest will be payable and the regular record date for interest payable on any interest payment date;

  •
  the place or places where principal and any premium and interest are payable;

  •
  the period or periods if any within which, the price or prices at which, the currency or currency units in which and the terms and conditions upon which any debt securities of the series may be redeemed, in whole or in part, at the option of the Corporation;

  •
  the obligation, if any, of the Corporation to redeem or purchase any debt securities of the series pursuant to any sinking fund or analogous provisions or at the option of the Holder thereof and the terms and conditions upon which debt securities of the series may be redeemed or purchased, in whole or in part pursuant to such obligation;

  •
  if other than denominations of $1,000 and any integral multiples of $1,000, the denominations in which the debt securities are issuable;

  •
  if the amount of principal of or any premium or interest on any debt securities of the series may be determined with reference to an index or pursuant to a formula, the manner in which such amounts shall be determined;

  •
  if other than U.S. dollars, the currency, currencies or currency units in which the principal of or any premium or interest on any debt securities of the series will be payable, and any related terms;

  •
  if the principal of or any premium or interest on any debt securities of the series is to be payable, at the election of the Corporation or the holders, in one or more currencies or currency units other than that or those in which the debt securities are stated to be payable, specific information relating to the currency, currencies or currency units, and the terms and conditions relating to any such election;

  •
  if other than the entire principal amount, the portion of the principal amount of any debt securities of the series that is payable upon acceleration of maturity;

  •
  if the principal amount payable at maturity of the debt securities of the series is not determinable prior to maturity, the amount that is deemed to be the principal amount prior to maturity for purposes of the debt securities and the Indenture;

  •
  if applicable, that the debt securities of the series are subject to defeasance and/or covenant defeasance;

  •
  if applicable, that the debt securities of the series will be issued in whole or in part in the form of one or more global securities and, if so, the depositary for the global securities, the form of any legend or legends which will be borne by such global securities and any additional terms related to the exchange, transfer and registration of securities issued in global form;

  •
  any addition to or change in the Events of Default applicable to the debt securities of the series and any change in the right of the Trustee or the holders of the debt securities to accelerate the maturity of the debt securities of the series;

  •
  any addition to or change in the covenants described in this Prospectus applicable to the debt securities of the series;

  •
  if the debt securities are to be subordinated to other of the Corporation's obligations, the terms of the subordination and any related provisions;

  •
  whether the debt securities will be convertible into securities or other property, including the Corporation's common stock or other securities, whether in addition to, or in lieu of, any payment of principal or other amount or otherwise, and whether at the option of the Corporation or otherwise, the terms and conditions relating to conversion of the debt securities, and any other provisions relating to the conversion of the debt securities;

  •
  the obligation, if any, of the Corporation to pay to holders of any debt securities of the series amounts as may be necessary so that net payments on the debt security, after deduction or withholding for or on account of any present or future taxes and other governmental charges imposed by any taxing authority upon or as a result of payments on the securities, will not be less than the gross amount provided in the debt security, and the terms and conditions, if any, on which the Corporation may redeem the debt securities rather than pay such additional amounts;

  •
  whether the Corporation will undertake to list the debt securities of the series on any securities exchange or automated interdealer quotation system; and

  •
  any other terms of the series of debt securities.

        Unless otherwise indicated in the applicable Prospectus Supplement, the Indenture does not afford the holders the right to tender debt securities to Enbridge for repurchase or provide for any increase in the rate or rates of interest at which the debt securities will bear interest, in the event Enbridge should become involved in a highly leveraged transaction or in the event of a change in control of Enbridge.

        Debt securities may be issued under the Indenture bearing no interest or interest at a rate below the prevailing market rate at the time of issuance, and may be offered and sold at a discount below their stated principal amount. The Canadian and United States federal income tax consequences and other special considerations applicable to any such discounted debt securities or other debt securities offered and sold at par which are treated as having been issued at a discount for Canadian and/or United States federal income tax purposes will be described in the applicable Prospectus Supplement.

        Unless otherwise indicated in the applicable Prospectus Supplement, Enbridge may, without the consent of the holders thereof, reopen a previous issue of a series of debt securities and issue additional debt securities of such series.

Ranking and Other Indebtedness

        Unless otherwise indicated in an applicable Prospectus Supplement, the debt securities will be unsecured obligations and will rank equally with all of the Corporation's other unsecured and unsubordinated indebtedness. Enbridge is a holding company that conducts substantially all of its operations and holds substantially all of its assets through its subsidiaries. As at March 31, 2013, the long-term debt (excluding the current portion, as well as guarantees and intercompany obligations between the Corporation and its subsidiaries) of Enbridge's subsidiaries totalled approximately $13.8 billion. The debt securities issued under this Prospectus will be structurally subordinated to all existing and future liabilities, including trade payables and other indebtedness, of Enbridge's subsidiaries.

Form, Denominations and Exchange

        Debt securities will be issuable solely as registered securities without coupons in denominations of US$1,000 and integral multiples of US$1,000, or in such other denominations as may be set out in the terms of the debt securities of any particular series. The Indenture also provides that debt securities of a series may be issuable in global form.

        Registered securities of any series will be exchangeable for other registered securities of the same series and of a like aggregate principal amount and tenor of different authorized denominations. However, in the event there are debt securities issued that are to be convertible into other securities of the Corporation, no amounts will be payable to convert those debt securities.

        The applicable Prospectus Supplement may indicate the places to register a transfer of debt securities, if other than the corporate trust office of the Trustee. Except for certain restrictions set forth in the Indenture, no service charge will be made for any registration of transfer or exchange of the debt securities, but the Corporation may, in certain instances, require a sum sufficient to cover any tax or other governmental charges payable in connection with these transactions.

        The Corporation shall not be required to: (i) issue, register the transfer of or exchange debt securities of any series during a period beginning at the opening of business 15 days before the mailing of a notice of redemption of debt securities of that series to be redeemed and ending at the close of business on the day of mailing of the relevant notice of redemption; (ii) register the transfer of or exchange any registered security, or portion thereof, called for redemption, except the unredeemed portion of any registered security being redeemed in part; or (iii) issue, register the transfer of or exchange any debt securities which have been surrendered for repayment at the option of the holder, except the portion, if any, thereof not to be so repaid.

Payment

        Unless otherwise indicated in the applicable Prospectus Supplement, payment of principal of and premium, if any, and interest, if any, on debt securities will be made at the corporate trust office of the Trustee, 60 Wall Street, 27th Floor, New York, New York, 10005, or the Corporation may choose to pay principal, interest and any premium by (i) check mailed or delivered to the address of the person entitled at the address appearing in the security register of the Trustee or (ii) wire transfer to an account located in the United States of the person entitled to receive payments as specified in the securities register.

        Unless otherwise indicated in the applicable Prospectus Supplement, payment of any interest will be made to the persons in whose name the debt securities are registered at the close of business on the day or days specified by the Corporation.

Global Securities

        The registered debt securities of a series may be issued in whole or in part in global form (a "Global Security") and will be registered in the name of and be deposited with a depository (the "Depositary"), or its nominee, each of which will be identified in the Prospectus Supplement, if the depository is other than The Depository Trust Company ("DTC") and if the Depositary's nominee is other than Cede & Co. Unless and until exchanged, in whole or in part, for debt securities in definitive registered form, a Global Security may not be transferred except as a whole by the Depositary for such Global Security to a nominee of the Depositary, by a nominee of the Depositary to the Depositary or another nominee of the Depositary or by the Depositary or any such nominee to a successor of the Depositary or a nominee of the successor.

        Unless otherwise indicated in an applicable Prospectus Supplement with respect to a series of debt securities, DTC, New York, New York, will act as the depositary for the debt securities. The debt securities will be issued as fully-registered securities registered in the name of Cede & Co., DTC's nominee. DTC is a limited-purpose trust company organized under the New York Banking Law, a "banking organization" within the meaning of the New York Banking Law, a member of the Federal Reserve System, a "clearing corporation" within the meaning of the New York Uniform Commercial Code, and a "clearing agency" registered pursuant to the provisions of Section 17A of the U.S. Exchange Act. Direct participants in DTC include securities brokers and dealers, banks, trust companies, clearing corporations, and certain other organizations.

        If other than as described below, the specific terms of the depository arrangement with respect to any portion of a particular series of debt securities to be represented by a Global Security will be described in the Prospectus Supplement relating to such series. The Corporation anticipates that the following provisions will apply to all depository arrangements.

        Upon the issuance of a Global Security, the Depositary therefor or its nominee will credit, on its book entry and registration system, the respective principal amounts of the debt securities represented by the Global Security to the accounts of such persons having accounts with such Depositary or its nominee ("participants"). Such accounts shall be designated by the underwriters, dealers or agents participating in the distribution of the debt securities or by Enbridge if such debt securities are offered and sold directly by the Corporation. Ownership of beneficial interests in a Global Security will be limited to participants or persons that may hold beneficial interests through participants. Ownership of beneficial interests in a Global Security will be shown on, and the transfer of that ownership will be effected only through, records maintained by the Depositary therefor or its nominee (with respect to interests of participants) or by participants or persons that hold through participants (with respect to interests of persons other than participants). The laws of some states in the United States may require that certain purchasers of securities take physical delivery of such securities in definitive form.

        So long as the Depositary for a Global Security or its nominee is the registered owner of the Global Security, such Depositary or such nominee, as the case may be, will be considered the sole owner or holder of the debt securities represented by the Global Security for all purposes under the Indenture. Except as provided below, owners of beneficial interests in a Global Security will not be entitled to have debt securities of the series represented by the Global Security registered in their names, will not receive or be entitled to receive physical delivery of debt securities of such series in definitive form and will not be considered the owners or holders thereof under the Indenture.

        Beneficial owners will not receive certificates representing their ownership interests in debt securities, except in the event that use of the book-entry system for the debt securities is discontinued or if there shall have occurred and be continuing an event of default under the Indenture. The Depositary will have no knowledge of the actual beneficial owners of the debt securities; the Depositary's records will reflect only the identity of the direct participants to whose accounts the debt securities are credited, which may or may not be the beneficial owners. The direct and indirect participants will remain responsible for keeping account of their holdings on behalf of their customers.

        Any payments of principal, premium, if any, and interest on Global Securities registered in the name of a Depositary or its nominee will be made to the Depositary or its nominee, as the case may be, as the registered owner of the Global Security representing such debt securities. None of Enbridge, the Trustee or any paying agent for debt securities represented by the Global Securities will have any responsibility or liability for any aspect of the records relating to or payments made on account of beneficial ownership interests of the Global Security or for maintaining, supervising or reviewing any records relating to such beneficial ownership interests.

        The Corporation expects that the Depositary for a Global Security or its nominee, upon receipt of any payment of principal, premium or interest, will credit participants' accounts with payments in amounts proportionate to their respective beneficial interests in the principal amount of the Global Security as shown on the records of such Depositary or its nominee. The Corporation also expects that payments by participants to owners of beneficial interests in a Global Security held through such participants will be governed by standing instructions and customary practices, as is the case with securities held for the accounts of customers registered in "street name", and will be the responsibility of such participants.

        Conveyance of notices and other communications by the Depositary to direct participants, by direct participants to indirect participants, and by direct and indirect participants to beneficial owners will be governed by arrangements among them, subject to any statutory or regulatory requirements as may be in effect from time to time. Beneficial owners of debt securities may wish to take certain steps to augment transmission to them of notices of significant events with respect to the debt securities, such as redemptions, tenders, defaults, and proposed amendments to the Indenture.

        Any redemption notices relating to the debt securities will be sent to the Depositary. If less than all of the debt securities of a series are being redeemed, the Depositary may determine by lot the amount of the interest of each direct participant in the series to be redeemed. Neither the Depositary nor its nominee will consent or vote with respect to debt securities unless authorized by a direct participant in accordance with the Depositary's procedures. Under its procedures, the Depositary may send a proxy to the Corporation as soon as possible after the record date for a consent or vote. The proxy would assign the Depositary's nominee's consenting or voting rights to those direct participants to whose accounts the debt securities are credited on the relevant record date.

        No Global Security may be exchanged in whole or in part, and no transfer of a Global Security in whole or in part may be registered, in the name of any person other than the Depositary for the Global Security or its nominee unless (1) the Depositary (A) has notified the Corporation that it is unwilling or unable to continue as Depositary for the Global Security or (B) has ceased to be a clearing agency registered under the U.S. Exchange Act, or (2) there shall have occurred and be continuing an event of default under the Indenture.

Definitions

        The Indenture contains, among others, definitions substantially to the following effect:

        "Consolidated Net Tangible Assets" means all consolidated assets of the Corporation as shown on the most recent audited consolidated balance sheet of the Corporation, less the aggregate of the following amounts reflected upon such balance sheet:

  (a)
  all goodwill, deferred assets, trademarks, copyrights and other similar intangible assets;

  (b)
  to the extent not already deducted in computing such assets and without duplication, depreciation, depletion, amortization, reserves and any other account which reflects a decrease in the value of an asset or a periodic allocation of the cost of an asset; provided that no deduction shall be made under this paragraph (b) to the extent that such amount reflects a decrease in value or periodic allocation of the cost of any asset referred to in paragraph (a) above;

  (c)
  minority interests;

  (d)
  non-cash current assets; and

  (e)
  Non-Recourse Assets to the extent of the outstanding Non-Recourse Debt financing of such assets.

        "Consolidated Shareholders' Equity" means the aggregate amount of shareholders' equity (including, without limitation, common share capital, contributed surplus and retained earnings but excluding preferred share capital) of the Corporation as shown on the most recent audited consolidated balance sheet of the Corporation adjusted by the amount by which share capital and contributed surplus has been increased or decreased (as the case may be) from the date of such balance sheet to the relevant date of determination, the whole in accordance with Generally Accepted Accounting Principles.

        "Financial Instrument Obligations" means obligations arising under:

  (a)
  any interest swap agreement, forward rate agreement, floor, cap or collar agreement, futures or options, insurance or other similar agreement or arrangement, or any combination thereof, entered into or guaranteed by the Corporation where the subject matter of the same is interest rates or the price, value, or amount payable thereunder is dependent or based upon the interest rates or fluctuations in interest rates in effect from time to time (but, for certainty, shall exclude conventional floating rate debt);

  (b)
  any currency swap agreement, cross-currency agreement, forward agreement, floor, cap or collar agreement, futures or options, insurance or other similar agreement or arrangement, or any combination thereof, entered into or guaranteed by the Corporation where the subject matter of the same is currency exchange rates or the price, value or amount payable thereunder is dependent or based upon currency exchange rates or fluctuations in currency exchange rates in effect from time to time; and

  (c)
  any agreement for the making or taking of Petroleum Substances or electricity, any commodity swap agreement, floor, cap or collar agreement or commodity future or option or other similar agreements or arrangements, or any combination thereof, entered into or guaranteed by the Corporation where the subject matter of the same is Petroleum Substances or electricity or the price, value or amount payable thereunder is dependent or based upon the price of Petroleum Substances or electricity or fluctuations in the price of Petroleum Substances or electricity, each as the case may be;

        to the extent of the net amount due or accruing due by the Corporation thereunder (determined by marking-to-market the same in accordance with their terms).

        "Generally Accepted Accounting Principles" means generally accepted accounting principles which are in effect from time to time in Canada, including those accounting principles generally accepted in the United States of America from time to time, which Canadian corporations are permitted to use in Canada pursuant to Canadian law.

        "Indebtedness" means all items of indebtedness in respect of amounts borrowed and all Purchase Money Obligations which, in accordance with Generally Accepted Accounting Principles, would be recorded in the financial statements as at the date as of which such Indebtedness is to be determined, and in any event including, without duplication:

  (a)
  obligations secured by any Security Interest existing on property owned subject to such Security Interest, whether or not the obligations secured thereby shall have been assumed; and

  (b)
  guarantees, indemnities, endorsements (other than endorsements for collection in the ordinary course of business) or other contingent liabilities in respect of obligations of another person for indebtedness of that other person in respect of any amounts borrowed by them.

        "Non-Recourse Assets" means the assets created, developed, constructed or acquired with or in respect of which Non-Recourse Debt has been incurred and any and all receivables, inventory, equipment, chattel paper, intangibles and other rights or collateral arising from or connected with the assets created, developed, constructed or acquired and to which recourse of the lender of such Non-Recourse Debt (or any agent, trustee, receiver or other person acting on behalf of such lender) in respect of such indebtedness is limited in all circumstances (other than in respect of false or misleading representations or warranties).

        "Non-Recourse Debt" means any Indebtedness incurred to finance the creation, development, construction or acquisition of assets and any increases in or extensions, renewals or refundings of any such Indebtedness, provided that the recourse of the lender thereof or any agent, trustee, receiver or other person acting on behalf of the lender in respect of such Indebtedness or any judgment in respect thereof is limited in all circumstances (other than in respect of false or misleading representations or warranties) to the assets created, developed, constructed or acquired in respect of which such Indebtedness has been incurred and to any receivables, inventory, equipment, chattel paper, intangibles and other rights or collateral connected with the assets created, developed, constructed or acquired and to which the lender has recourse.

        "Petroleum Substances" means crude oil, crude bitumen, synthetic crude oil, petroleum, natural gas, natural gas liquids, related hydrocarbons and any and all other substances, whether liquid, solid or gaseous, whether hydrocarbons or not, produced or producable in association with any of the foregoing, including hydrogen sulphide and sulphur.

        "Purchase Money Obligation" means any monetary obligation created or assumed as part of the purchase price of real or tangible personal property, whether or not secured, any extensions, renewals, or refundings of any such obligation, provided that the principal amount of such obligation outstanding on the date of such extension, renewal or refunding is not increased and further provided that any security given in respect of such obligation shall not extend to any property other than the property acquired in connection with which such obligation was created or assumed and fixed improvements, if any, erected or constructed thereon.

        "Security Interest" means any security by way of assignment, mortgage, charge, pledge, lien, encumbrance, title retention agreement or other security interest whatsoever, howsoever created or arising, whether absolute or contingent, fixed or floating, perfected or not.

Covenants

        The Indenture contains promises by the Corporation, called "covenants" for the benefit of the holders of the debt securities. Except to the extent that covenants are modified, deleted or added with respect to any series of debt securities, as provided in an applicable Prospectus Supplement with respect to such series of debt securities, the Corporation will make the covenant described under the heading "— Limitation on Security Interests" for the holders of the senior debt securities, but not for the holders of subordinated debt securities, and will make each of the covenants described under the heading "— Other Indenture Covenants" for the holders of all debt securities, unless otherwise indicated in a Prospectus Supplement.

Limitation on Security Interests

        The Corporation agrees in the Indenture, for the benefit of the holders of senior debt securities, but not for the benefit of the holders of subordinated debt securities, that it will not create, assume or otherwise have outstanding any Security Interest on its assets securing any Indebtedness unless the obligations of the Corporation in respect of all senior debt securities then outstanding shall be secured equally and rateably therewith.

        This covenant has significant exceptions which allow the Corporation to incur or allow to exist over its properties and assets Permitted Encumbrances (as defined in the Indenture), which include, among other things:

  •
  Security Interests existing on the date of the first issuance of debt securities by the Corporation under the Indenture or arising after that date under contractual commitments entered into prior to that date;

  •
  Security Interests securing Purchase Money Obligations;

  •
  Security Interests securing Non-Recourse Debt;

  •
  Security Interests in favour of the Corporation's subsidiaries;

  •
  Security Interests existing on property of a corporation which is merged into, or amalgamated or consolidated with, the Corporation or the property of which is acquired by the Corporation;

  •
  Security Interests securing Indebtedness to banks or other lending institutions incurred in the ordinary course of business, repayable on demand or maturing within 18 months of incurrence or renewal or extension;

  •
  Security Interests on or against cash or debt securities pledged to secure Financial Instrument Obligations;

  •
  Security Interests in respect of:

  •
  certain liens for taxes, assessments and workmen's compensation assessments, unemployment insurance or other social security obligations,

  •
  liens and certain rights under leases,

  •
  certain obligations affecting the property of the Corporation to governmental or public authorities, with respect to franchises, grants, licenses or permits and title defects arising because structures or facilities are on lands held by the Corporation under government grant, subject to a materiality threshold,

  •
  certain liens in connection with contracts, bids, tenders or expropriation proceedings, surety or appeal bonds, costs of litigation, public and statutory obligations, liens or claims incidental to current construction, builders', mechanics', labourers', materialmen's, warehousemen's, carriers' and other similar liens,

  •
  certain rights of governmental or public authorities under statute or the terms of leases, licenses, franchises, grants or permits,

  •
  certain undetermined or inchoate liens incidental to the operations of the Corporation,

  •
  Security Interests contested in good faith by the Corporation or for which payment is deposited with the Trustee,

  •
  certain easements, rights-of-way and servitudes,

  •
  certain security to public utilities, municipalities or governmental or other public authorities,

  •
  certain liens and privileges arising out of judgments or awards, and

  •
  other liens of a nature similar to those described above which do not in the opinion of the Corporation materially impair the use of the subject property or the operation of the business of the Corporation or the value of the property for the Corporation's business; and

  •
  extensions, renewals, alterations and replacements of the permitted Security Interests referred to above; provided the extension, renewal, alteration or replacement of such Security Interest is limited to all or any part of the same property that secured the Security Interest extended, renewed, altered or replaced (plus improvements on such property) and the principal amount of the Indebtedness secured thereby is not increased.

        In addition, the Indenture permits the Corporation to incur or allow to exist any other Security Interest or Security Interests if the amount of Indebtedness secured under the Security Interest or Security Interests does not exceed 5% of the Corporation's Consolidated Net Tangible Assets.

        The Indenture covenant restricting Security Interests will not restrict the Corporation's ability to sell its property and other assets and will not restrict any subsidiary of the Corporation from creating, assuming or otherwise having outstanding any Security Interests on its assets.

Other Indenture Covenants

        Except to the extent that covenants are modified, deleted or added with respect to any series of debt securities, as provided in an applicable Prospectus Supplement with respect to such series of debt securities, the

Corporation will covenant with respect to each series of debt securities to (1) duly and punctually pay amounts due on the debt securities; (2) maintain an office or agency where debt securities may be presented or surrendered for payment, where debt securities may be surrendered for registration of transfer or exchange and where notices and demands to the Corporation may be served; (3) deliver to the Trustee, within 120 days after the end of each fiscal year, a certificate stating whether or not the Corporation is in default under the Indenture; (4) pay before delinquency, taxes, assessments and governmental charges and lawful claims for labour, materials and supplies which, if unpaid, might by law become a lien upon the property of the Corporation, subject to the right of the Corporation to contest the validity of a charge, assessment or claim in good faith; and (5) maintain and keep in good condition properties used or useful in the conduct of its business and make necessary repairs and improvements as in the judgment of the Corporation are necessary to carry on the Corporation's business; provided, that the Corporation may discontinue operating or maintaining any of its properties if, in the judgment of the Corporation, the discontinuance is desirable in the conduct of the Corporation's business and not disadvantageous in any material respect to the holders of the debt securities.

        Subject to the provision described under the heading "— Mergers, Consolidations and Sales of Assets" below, the Corporation will also covenant that it will do all things necessary to preserve and keep in full force and effect its existence, rights and franchises; provided that the Corporation is not required to preserve any right or franchise if the board of directors of the Corporation determines that preservation of the right or franchise is no longer desirable in the conduct of the business of the Corporation and that its loss is not disadvantageous in any material respect to the holders of the debt securities.

Waiver of Covenants

        Except as otherwise provided in an applicable Prospectus Supplement with respect to any series of debt securities under the Indenture, the Corporation may omit in any particular instance to comply with any term, provision or condition in any covenant for such series, if before the time for such compliance the holders of a majority of the principal amount of the outstanding securities of the series waive compliance with the applicable term, provision or condition.

Mergers, Consolidations and Sales of Assets

        The Corporation may consolidate or amalgamate with or merge into or enter into any statutory arrangement for such purpose with any other person or convey, transfer or lease its properties and assets substantially as an entirety to any person, so long as, among other requirements:

  (a)
  the successor to the consolidation, amalgamation, merger or arrangement is organized under the laws of Canada, or any Province or Territory, the United States of America, or any State or the District of Columbia, and expressly assumes the obligation to pay the principal of and any premium and interest on all of the debt securities and perform or observe the covenants and obligations contained in the Indenture;

  (b)
  immediately after giving effect to the transaction, no Event of Default, or event which, after notice or lapse of time or both, would become an Event of Default, will have happened and be continuing; and

  (c)
  if, as a result of any such consolidation, amalgamation, merger or arrangement, properties or assets of the Corporation would become subject to a mortgage, pledge, lien, security interest or other encumbrance which would not be permitted by the Indenture, the Corporation or such successor, as the case may be, shall take such steps as shall be necessary effectively to secure the debt securities equally and ratably with (or prior to) all indebtedness secured thereby.

        Upon any consolidation, amalgamation, merger or arrangement of the Corporation or conveyance, transfer or lease of properties and assets of the Corporation substantially as an entirety, the successor to the Corporation will succeed to every right and power of the Corporation under the Indenture, and the Corporation will be relieved of all obligations and covenants under the Indenture and the debt securities.

Payment of Additional Amounts

        Unless otherwise specified in an applicable Prospectus Supplement, the Corporation will, subject to the exceptions and limitations set forth below, pay to the holder of any debt security who is a non-resident of Canada under the Income Tax Act (Canada) such additional amounts as may be necessary so that every net payment on such debt security, after deduction or withholding by the Corporation or any of its paying agents for or on account of any present or future tax, assessment or other governmental charge (including penalties, interest and other liabilities related thereto) imposed by the government of Canada (or any political subdivision or taxing authority thereof or therein) (collectively, "Canadian Taxes") upon or as a result of such payment, will not be less than the amount provided in such debt security or in such coupon to be then due and payable (and the Corporation will remit the full amount withheld to the relevant authority in accordance with applicable law). However, the Corporation will not be required to make any payment of additional amounts:

  (a)
  to any person in respect of whom such taxes are required to be withheld or deducted as a result of such person or any other person that has a beneficial interest in respect of any payment under the debt security not dealing at arm's length with the Corporation (within the meaning of the Income Tax Act (Canada));

  (b)
  to any person by reason of such person being connected with Canada (otherwise than merely by holding or ownership of any series of debt securities or receiving any payments or exercising any rights thereunder), including without limitation a non-resident insurer who carries on an insurance business in Canada and in a country other than Canada;

  (c)
  for or on account of any tax, assessment or other governmental charge which would not have been so imposed but for: (i) the presentation by the holder of such debt security or coupon for payment on a date more than 30 days after the date on which such payment became due and payable or the date on which payment thereof is duly provided for, whichever occurs later; or (ii) the holder's failure to comply with any certification, identification, information, documentation or other reporting requirements if compliance is required by law, regulation, administrative practice or an applicable treaty as a precondition to exemption from or a reduction in the rate of deduction or withholding of, any such taxes, assessment or charge;

  (d)
  for or on account of any estate, inheritance, gift, sales, transfer, personal property tax or any similar tax, assessment or other governmental charge;

  (e)
  for or on account of any tax, assessment or other governmental charge required to be withheld by any paying agent from any payment to a person on a debt security if such payment can be made to such person without such withholding by at least one other paying agent the identity of which is provided to such person;

  (f)
  for or on account of any tax, assessment or other governmental charge which is payable otherwise than by withholding from a payment on a debt security; or

  (g)
  for any combination of items (a), (b), (c), (d), (e) and (f);

nor will additional amounts be paid with respect to any payment on a debt security to a holder who is a fiduciary or partnership or other than the sole beneficial owner of such payment to the extent such payment would be required by the laws of Canada (or any political subdivision thereof) to be included in the income for Canadian federal income tax purposes of a beneficiary or settlor with respect to such fiduciary or a member of such partnership or a beneficial owner who would not have been entitled to payment of the additional amounts had such beneficiary, settlor, member or beneficial owner been the holder of such debt security.

        The Corporation will furnish to the holders of the debt securities, within 30 days after the date of the payment of any Canadian Taxes is due under applicable law, certified copies of tax receipts or other documents evidencing such payment.

        Wherever in the Indenture there is mentioned, in any context, the payment of principal (and premium, if any), interest or any other amount payable under or with respect to a debt security, such mention shall be deemed to include mention of the payment of additional amounts to the extent that, in such context additional amounts are, were or would be payable in respect thereof.

Redemption

        If and to the extent specified in an applicable Prospectus Supplement, the debt securities of a series will be subject to redemption at the time or times specified therein, at a redemption price equal to the principal amount thereof together with accrued and unpaid interest to the date fixed for redemption, upon the giving of a notice. Notice of redemption of the debt securities of such series will be given once not more than 60 nor less than 30 days prior to the date fixed for redemption and will specify the date fixed for redemption.

Tax Redemption

        Unless otherwise specified in an applicable Prospectus Supplement, each series of debt securities will be subject to redemption at any time at a redemption price equal to the principal amount of the debt securities, together with accrued and unpaid interest to the date fixed for redemption, upon the giving of the notice as described above, if the Corporation (or its successor) determines that (1) as a result of (A) any amendment to or change (including any announced prospective change) in the laws or related regulations of Canada (or the Corporation's successor's jurisdiction of organization) or of any applicable political subdivision or taxing authority or (B) any amendment to or change in an interpretation or application of such laws or regulations by any legislative body, court, governmental agency or regulatory authority announced or becoming effective on or after the date specified in the applicable Prospectus Supplement, the Corporation has or will become obligated to pay, on the next interest payment date for the debt securities of the series, additional amounts with respect to any debt security of the series as described under "— Payment of Additional Amounts" above, or (2) on or after the date specified in the applicable Prospectus Supplement, any action has been taken by any taxing authority of, or any decision has been rendered by a court in, Canada (or the Corporation's successor's jurisdiction of organization) or any applicable political subdivision or taxing authority, including any of those actions specified in (1) above, whether or not the action was taken or decision rendered with respect to the Corporation, or any change, amendment, application or interpretation is officially proposed, which, in the opinion of the Corporation's counsel, will result in the Corporation becoming obligated to pay, on the next interest payment date, additional amounts with respect to any debt security of the series, and the Corporation has determined that the obligation cannot be avoided by the use of reasonable available measures.

Provision of Financial Information

        The Corporation will file with the Trustee, within 15 days after it files them with the SEC, copies of its annual report and of the information, documents and other reports (or copies of such portions of any of the foregoing as the SEC may by rules and regulations prescribe) which the Corporation is required to file with the SEC pursuant to Section 13 or 15(d) of the U.S. Exchange Act. If the Corporation is not required to file such information, documents or reports with the SEC, then the Corporation will file with the Trustee such periodic reports as the Corporation files with the securities commission or corresponding securities regulatory authority in each of the Provinces of Canada within 15 days after it files them with such securities commissions or securities regulatory authorities.

Events of Default

        Unless otherwise specified in an applicable Prospectus Supplement relating to a particular series of debt securities, the following events are defined in the Indenture as "Events of Default" with respect to debt securities of any series:

  (a)
  the failure of the Corporation to pay when due the principal of or premium (if any) on any debt securities or, if the debt securities are convertible into other securities, any amounts due upon the conversion of the debt securities;

  (b)
  the failure of the Corporation, continuing for 30 days, to pay any interest due on any debt securities;

  (c)
  the failure of the Corporation to deposit any sinking fund payment due on any debt securities;

  (d)
  the breach or violation of any covenant or condition (other than as referred to in (a) and (b) above), which continues for a period of 60 days after notice from the Trustee or from holders of at least 25% of the principal amount of all outstanding debt securities of any series affected thereby;

  (e)
  default in payment at maturity, including any applicable grace period, or default in the performance or observance of any other covenant, term, agreement or condition, with respect to any single item of Indebtedness in an amount in excess of 5% of Consolidated Shareholders' Equity or with respect to more than two items of Indebtedness in an aggregate amount in excess of 10% of Consolidated Shareholders' Equity and, if such Indebtedness has not already matured in accordance with its terms, such indebtedness has been accelerated, if such Indebtedness has not been discharged or such acceleration shall not have been rescinded or annulled within a period of 10 days after there shall have been given, by registered or certified mail, to the Corporation by the Trustee or to the Corporation and the Trustee by the holders of at least 25% of the principal amount of the outstanding debt securities of that series a written notice specifying the default and requiring the Corporation to cause such Indebtedness to be discharged or cause such acceleration to be rescinded or annulled, provided that if the Indebtedness is discharged or the applicable default under the indebtedness is waived, then the Event of Default under the Indenture will be deemed waived;

  (f)
  certain events of bankruptcy, insolvency or reorganization involving the Corporation; or

  (g)
  any other Event of Default provided with respect to debt securities of that series.

        If an Event of Default occurs and is continuing with respect to any series of debt securities, then and in every such case the Trustee or the holders of at least 25% of the aggregate principal amount of the outstanding debt securities of such affected series may, subject to any subordination provisions thereof, declare the entire principal amount (or, if the debt securities of that series are original issue discount debt securities, such portion of the principal amount as may be specified in the terms of that series) of all debt securities of such series and all interest thereon to be immediately due and payable. However, at any time after a declaration of acceleration with respect to any series of debt securities has been made, but before a judgment or decree for payment of the money due has been obtained, the holders of a majority in principal amount of the outstanding debt securities of that series, by written notice to the Corporation and the Trustee under certain circumstances (which include payment or deposit with the Trustee of outstanding principal, premium and interest, unless the Prospectus Supplement applicable to an issue of debt securities otherwise provides), may rescind and annul such acceleration.

        The Indenture provides that, subject to the duty of the Trustee during default to act with the required standard of care, the Trustee shall be under no obligation to exercise any of its rights and powers under the Indenture at the request or direction of any of the holders, unless such holders shall have offered to the Trustee reasonable indemnity. Subject to such provisions for indemnification of the Trustee and certain other limitations set forth in the Indenture, the holders of a majority in principal amount of the outstanding debt securities of all series affected by an Event of Default shall have the right to direct the time, method and place of conducting any proceeding for any remedy available to the Trustee, or exercising any trust or power conferred on the Trustee, with respect to the debt securities of all series affected by such Event of Default.

        No holder of a debt security of any series will have any right to institute any proceeding with respect to the Indenture, or for the appointment of a receiver or a Trustee, or for any other remedy thereunder, unless (a) such holder has previously given to the Trustee written notice of a continuing Event of Default with respect to the debt securities of such series affected by such Event of Default, (b) the holders of at least 25% of the aggregate principal amount of the outstanding debt securities of such series affected by such Event of Default have made written request, and such holder or holders have offered reasonable indemnity, to the Trustee to institute such proceeding as Trustee, and (c) the Trustee has failed to institute such proceeding, and has not received from the holders of a majority in aggregate principal amount of the outstanding debt securities of such series affected by such Event of Default a direction inconsistent with such request, within 60 days after such notice, request and offer. However, such limitations do not apply to a suit instituted by the holder of a debt security for the enforcement of payment of the principal of or any premium or interest on such debt security on or after the applicable due date specified in such debt security.

Modification and Waiver

        Modifications and amendments of the Indenture may be made by the Corporation and the Trustee with the consent of the holders of a majority of the principal amount of the outstanding debt securities of each series issued under the Indenture affected by such modification or amendment; provided, however, that no such modification or amendment may, without the consent of the holder of each outstanding debt security of such affected series: (1) change the stated maturity of the principal of, or any instalment of interest, if any, on any debt security; (2) reduce the principal amount of, or the premium, if any, or the rate of interest, if any, on any debt security; (3) change the place of payment; (4) change the currency or currency unit of payment of principal of (or premium, if any) or interest, if any, on any debt security; (5) impair the right to institute suit for the enforcement of any payment on or with respect to any debt security; (6) adversely affect any right to convert or exchange any debt security; (7) reduce the percentage of principal amount of outstanding debt securities of such series, the consent of the holders of which is required for modification or amendment of the Indenture or for waiver of compliance with certain provisions of the Indenture or for waiver of certain defaults; (8) modify the provisions of the Indenture relating to subordination in a manner that adversely affects the rights of the holders of debt securities; or (9) modify any provisions of the Indenture relating to the modification and amendment of the Indenture or the waiver of past defaults or covenants except as otherwise specified in the Indenture.

        The holders of a majority of the principal amount of the outstanding debt securities of any series may on behalf of the holders of all debt securities of that series waive, insofar as that series is concerned, compliance by the Corporation with certain restrictive provisions of the Indenture, including the covenants and events of default. The holders of a majority in principal amount of outstanding debt securities of any series may waive any past default under the Indenture with respect to that series, except a default in the payment of the principal of (or premium, if any) and interest, if any, on any debt security of that series or in respect of a provision which under the Indenture cannot be modified or amended without the consent of the holder of each outstanding debt security of that series. The Indenture or the debt securities may be amended or supplemented, without the consent of any holder of debt securities, in order, among other purposes, to cure any ambiguity or inconsistency or to make any change that does not have an adverse effect on the rights of any holder of debt securities.

Defeasance

        The Indenture provides that, at its option, the Corporation will be discharged from any and all obligations in respect of the outstanding debt securities of any series upon irrevocable deposit with the Trustee, in trust, of money and/or U.S. government securities which will provide money in an amount sufficient in the opinion of a nationally recognized firm of independent public accountants to pay the principal of and premium, if any, and each instalment of interest, if any, on the outstanding debt securities of such series ("Defeasance") (except with respect to the authentication, transfer, exchange or replacement of debt securities or the maintenance of a place of payment and certain other obligations set forth in the Indenture). Such trust may only be established if among other things (1) the Corporation has delivered to the Trustee an opinion of counsel in the United States stating that (a) the Corporation has received from, or there has been published by, the Internal Revenue Service a ruling, or (b) since the date of execution of the Indenture, there has been a change in the applicable United States federal income tax law, in either case to the effect that the holders of the outstanding debt securities of such series will not recognize income, gain or loss for United States federal income tax purposes as a result of such Defeasance and will be subject to United States federal income tax on the same amounts, in the same manner and at the same times as would have been the case if such Defeasance had not occurred; (2) the Corporation has delivered to the Trustee an opinion of counsel in Canada or a ruling from the Canada Revenue Agency ("CRA") to the effect that the holders of such outstanding debt securities of such series will not recognize income, gain or loss for Canadian federal, provincial or territorial income or other tax purposes as a result of such Defeasance and will be subject to Canadian federal or provincial income and other tax on the same amounts, in the same manner and at the same times as would have been the case had such Defeasance not occurred (and for the purposes of such opinion, such Canadian counsel shall assume that holders of the outstanding debt securities of such series include holders who are not resident in Canada); (3) no Event of Default or event that, with the passing of time or the giving of notice, or both, shall constitute an Event of Default shall have occurred and be continuing on the date of such deposit; (4) the Corporation is not an "insolvent person" within the meaning of the Bankruptcy and Insolvency Act (Canada); (5) the Corporation has

delivered to the Trustee an opinion of counsel to the effect that such deposit shall not cause the Trustee or the trust so created to be subject to the United States Investment Company Act of 1940, as amended; and (6) other customary conditions precedent are satisfied. The Corporation may exercise its Defeasance option notwithstanding its prior exercise of its Covenant Defeasance option described in the following paragraph if the Corporation meets the conditions described in the preceding sentence at the time the Corporation exercises the Defeasance option.

        The Indenture provides that, at its option, the Corporation may omit to comply with covenants, including the covenants described above under the heading "Covenants", and such omission shall not be deemed to be an Event of Default under the Indenture and the outstanding debt securities upon irrevocable deposit with the Trustee, in trust, of money and/or U.S. government securities which will provide money in an amount sufficient in the opinion of a nationally recognized firm of independent public accountants to pay the principal of and premium, if any, and each instalment of interest, if any, on the outstanding debt securities ("Covenant Defeasance"). If the Corporation exercises its Covenant Defeasance option, the obligations under the Indenture other than with respect to such covenants and the Events of Default other than with respect to such covenants shall remain in full force and effect. Such trust may only be established if, among other things, (1) the Corporation has delivered to the Trustee an opinion of counsel in the United States to the effect that the holders of the outstanding debt securities will not recognize income, gain or loss for United States federal income tax purposes as a result of such Covenant Defeasance and will be subject to United States federal income tax on the same amounts, in the same manner and at the same times as would have been the case if such Covenant Defeasance had not occurred; (2) the Corporation has delivered to the Trustee an opinion of counsel in Canada or a ruling from the CRA to the effect that the holders of such outstanding debt securities will not recognize income, gain or loss for Canadian federal, provincial or territorial income or other tax purposes as a result of such Covenant Defeasance and will be subject to Canadian federal or provincial income and other tax on the same amounts, in the same manner and at the same times as would have been the case had such Covenant Defeasance not occurred (and for the purposes of such opinion, such Canadian counsel shall assume that holders of the outstanding debt securities include holders who are not resident in Canada); (3) no Event of Default or event that, with the passing of time or the giving of notice, or both, shall constitute an Event of Default shall have occurred and be continuing on the date of such deposit; (4) the Corporation is not an "insolvent person" within the meaning of the Bankruptcy and Insolvency Act (Canada); (5) the Corporation has delivered to the Trustee an opinion of counsel to the effect that such deposit shall not cause the Trustee or the trust so created to be subject to the United States Investment Company Act of 1940, as amended; and (6) other customary conditions precedent are satisfied.

Consent to Jurisdiction and Service

        Under the Indenture, the Corporation agrees to appoint CT Corporation System, 111 Eighth Avenue, 13th Floor, New York, New York 10011, as its authorized agent for service of process in any suit or proceeding arising out of or relating to the debt securities or the Indenture and for actions brought under federal or state securities laws in any federal or state court located in the city of New York, and irrevocably submits to such jurisdiction.

Governing Law

        The debt securities and the Indenture will be governed by and construed in accordance with the laws of the State of New York.

 DESCRIPTION OF SHARE CAPITAL

        The following sets forth the terms and provisions of the existing capital of the Corporation. The following description is subject to, and qualified by reference to, the terms and provisions of the Corporation's articles and by-laws. The Corporation is authorized to issue an unlimited number of common shares and an unlimited number of preference shares, issuable in series.

Common Shares

        Each common share of the Corporation entitles the holder to one vote for each common share held at all meetings of shareholders of the Corporation, except meetings at which only holders of another specified class or series of shares are entitled to vote, to receive dividends if, as and when declared by the board of directors of the Corporation, subject to prior satisfaction of preferential dividends applicable to any preference shares, and to participate rateably in any distribution of the assets of the Corporation upon a liquidation, dissolution or winding up, subject to prior rights and privileges attaching to the preference shares.

        Under the dividend reinvestment and share purchase plan of the Corporation, registered shareholders may reinvest their dividends in additional common shares of the Corporation or make optional cash payments to purchase additional common shares, in either case, free of brokerage or other charges.

        The registrar and transfer agent for the common shares in Canada is CIBC Mellon Trust Company at its principal transfer offices in Vancouver, British Columbia, Calgary, Alberta, Winnipeg, Manitoba, Toronto, Ontario, Montreal, Québec and Halifax, Nova Scotia. The co-registrar and co-transfer agent for the common shares in the United States is Computershare Shareowner Services LLC at its principal office in Jersey City, New Jersey.

Shareholder Rights Plan

        The Corporation has a shareholder rights plan (the "Shareholder Rights Plan") that is designed to encourage the fair treatment of shareholders in connection with any take-over bid for the Corporation. Rights issued under the Shareholder Rights Plan become exercisable when a person, and any related parties, acquires or announces the intention to acquire 20% or more of the Corporation's outstanding common shares without complying with certain provisions set out in the Shareholder Rights Plan or without approval of the board of directors of the Corporation. Should such an acquisition or announcement occur, each rights holder, other than the acquiring person and related parties, will have the right to purchase common shares of the Corporation at a 50% discount to the market price at that time. For further particulars, reference should be made to the Shareholder Rights Plan, a copy of which may be obtained by contacting the Manager, Investor Relations, Enbridge, 3000, 425-1st Street S.W., Calgary, Alberta, T2P 3L8; telephone: 1-800-481-2804; fax 403-231-5780; email: investor.relations@enbridge.com.

Preference Shares

Shares Issuable in Series

        The preference shares may be issued at any time or from time to time in one or more series. Before any shares of a series are issued, the board of directors of the Corporation shall fix the number of shares that will form such series and shall, subject to the limitations set out in the articles of the Corporation, determine the designation, rights, privileges, restrictions and conditions to be attached to the preference shares of such series, except that no series shall be granted the right to vote at a general meeting of the shareholders of the Corporation or the right to be convertible or exchangeable for common shares, directly or indirectly.

        For preference shares issued that are to be convertible into other securities of the Corporation, including other series of preference shares, no amounts will be payable to convert those preference shares.

Priority

        The preference shares of each series shall rank on a parity with the preference shares of every other series with respect to dividends and return of capital and shall be entitled to a preference over the common shares and over any other shares ranking junior to the preference shares with respect to priority in payment of dividends and in the distribution of assets in the event of liquidation, dissolution or winding-up of the Corporation, whether voluntary or involuntary, or any other distribution of the assets of the Corporation among its shareholders for the purpose of winding-up its affairs.

Voting Rights

        Except as required by law, holders of the preference shares as a class shall not be entitled to receive notice of, to attend or to vote at any meeting of the shareholders of the Corporation, provided that the rights, privileges, restrictions and conditions attached to the preference shares as a class may be added to, changed or removed only with the approval of the holders of the preference shares given in such manner as may then be required by law, at a meeting of the holders of the preference shares duly called for that purpose.

CERTAIN INCOME TAX CONSIDERATIONS

        The applicable Prospectus Supplement will describe material Canadian federal income tax consequences to an investor of acquiring any Securities offered thereunder, including whether the payments of dividends on common shares or preference shares or payments of principal, premium, if any, and interest on debt securities payable to a non-resident of Canada will be subject to Canadian non-resident withholding tax.

        The applicable Prospectus Supplement will also describe material United States federal income tax consequences of the acquisition, ownership and disposition of any Securities offered thereunder by an initial investor who is a United States person (within the meaning of the United States Internal Revenue Code), including, to the extent applicable, any such material consequences relating to debt securities payable in a currency other than the U.S. dollar, issued at an original issue discount for United States federal income tax purposes or containing early redemption provisions or other special items.

PLAN OF DISTRIBUTION

        The Corporation may sell the Securities to or through underwriters, agents or dealers and also may sell the Securities directly to purchasers pursuant to applicable statutory exemptions or through agents.

        The distribution of the Securities may be effected from time to time in one or more transactions at a fixed price or prices, which may be changed, at market prices prevailing at the time of sale, or at prices related to such prevailing market prices to be negotiated with purchasers.

        The Prospectus Supplement relating to each series of the Securities will also set forth the terms of the offering of the Securities, including to the extent applicable, the initial offering price, the proceeds to the Corporation, the underwriting concessions or commissions, and any other discounts or concessions to be allowed or re-allowed to dealers. Underwriters or agents with respect to Securities sold to or through underwriters or agents will be named in the Prospectus Supplement relating to such Securities.

        In connection with the sale of the Securities, underwriters may receive compensation from the Corporation or from purchasers of the Securities for whom they may act as agents in the form of discounts, concessions or commissions. Any such commissions will be paid out of the general funds of the Corporation.

        Under agreements which may be entered into by the Corporation, underwriters, dealers and agents who participate in the distribution of the Securities may be entitled to indemnification by the Corporation against certain liabilities, including liabilities under securities legislation, or to contribution with respect to payments which such underwriters, dealers or agents may be required to make in respect thereof.

        In connection with any offering of Securities, the underwriters, agents or dealers may over-allot or effect transactions which stabilize or maintain the market price of the Securities offered at levels above those which might otherwise prevail in the open market. Such transactions, if commenced, may be discontinued at any time.

 RISK FACTORS

        Investment in the Securities is subject to various risks. Before deciding whether to invest in any Securities, investors should consider carefully the risks incorporated by reference in this Prospectus (including subsequently filed documents incorporated by reference) and those described in any Prospectus Supplement.

        Discussions of certain risks affecting the Corporation in connection with its business are provided in the AIF and in the Corporation's management's discussion and analysis of financial condition and results of operations for the year ended December 31, 2012 filed with the various securities regulatory authorities, which is incorporated by reference in this Prospectus.

LEGAL MATTERS

        Unless otherwise specified in the Prospectus Supplement relating to the Securities, certain legal matters relating to Canadian law in connection with the offering of Securities will be passed upon for the Corporation by McCarthy Tétrault LLP, Calgary, Alberta, Canada.

        The partners and associates of McCarthy Tétrault LLP as a group, beneficially own, directly or indirectly, not more than 1% of the outstanding securities of any class or series of the Corporation.

EXPERTS

        The consolidated annual financial statements of the Corporation for the years ended December 31, 2012 and 2011 incorporated by reference in this Prospectus have been so incorporated in reliance on the audit reports, which are also incorporated by reference in this Prospectus, of PricewaterhouseCoopers LLP, Chartered Accountants, Calgary, Alberta, on the authority of such firm as experts in auditing and accounting.

DOCUMENTS FILED AS PART OF THE REGISTRATION STATEMENT

        The following documents have been filed with the SEC either separately or as exhibits to the registration statement of which this Prospectus forms a part: the documents listed herein under "Documents Incorporated by Reference"; the consent of PricewaterhouseCoopers LLP, Chartered Accountants; certain powers of attorney; the Indenture; a letter explaining the earnings coverage ratios; appointment of agent for service of process and undertaking on Form F-X; and the Statement of Eligibility of the Trustee on Form T-1.

ENFORCEMENT OF CIVIL LIABILITIES

        The Corporation is a Canadian corporation, and the majority of its assets and operations are located, and the majority of its revenues are derived, outside the United States. The Corporation has appointed CT Corporation System, New York, New York, as its agent to receive service of process with respect to any action brought against it in any federal or state court in the State of New York arising from any offering conducted under this Prospectus. However, it may not be possible for investors to enforce outside the United States judgments against the Corporation obtained in the United States in any such actions, including actions predicated upon the civil liability provisions of the United States federal and state securities laws. In addition, certain of the directors and officers of the Corporation are residents of Canada or other jurisdictions outside of the United States, and all or a substantial portion of the assets of those directors and officers are or may be located outside the United States. As a result, it may not be possible for investors to effect service of process within the United States upon those persons, or to enforce against them judgments obtained in United States courts, including judgments predicated upon the civil liability provisions of United Stated federal and state securities laws.

 AGENT FOR SERVICE OF PROCESS IN CANADA

        Each of David A. Arledge, James J. Blanchard, J. Herb England, V. Maureen Kempston Darkes, George K. Petty and Dan C. Tutcher are directors of the Corporation who reside outside of Canada and have appointed the following agent as his or her agent for service of process in Canada in accordance with applicable Canadian securities law:

Name and Address of Agent Enbridge Inc. 3000, 425 - 1st Street SW Calgary, Alberta, T2P 3L8

        Purchasers are advised that it may not be possible for investors to enforce judgments obtained in Canada against any person or company that is incorporated, continued or otherwise organized under the laws of a foreign jurisdiction or resides outside of Canada, even if the party has appointed an agent for service of process.

PURCHASERS' STATUTORY RIGHTS

        Securities legislation in certain of the provinces of Canada provides purchasers with the right to withdraw from an agreement to purchase securities. This right may be exercised within two business days after receipt or deemed receipt of a prospectus or the accompanying Prospectus Supplement relating to the securities purchased by a purchaser and any amendment. In several of the provinces, the securities legislation further provides a purchaser with remedies for rescission or, in some jurisdictions, revisions of the price or damages if the prospectus or the accompanying prospectus supplement relating to the securities purchased by a purchaser and any amendment thereto contains a misrepresentation or is not delivered to the purchaser, provided that the remedies for rescission, revision of the price or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser's province of residence. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser's province of residence for the particulars of these rights or consult with a legal adviser.